Exhibit 99.1

Report to Shareholders for the First Quarter, 2025 www.cibc.com February 27, 2025
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the first quarter ended January 31, 2025.
Key highlights across our bank in the first quarter of 2025 included:
•	Achieved outstanding milestones with our highest ever net promoter scores in Canadian Personal Banking, Wood Gundy and Imperial Service, reflecting an exceptional level of client satisfaction.
•
Launched CIBC’s European Canadian Depositary Receipts (CDRs), a first for our growing CDR platform and a global first for the Canadian financial industry – allowing investors further access to global companies.

•	Recognized with the Best Use of AI in Client Experience, World Series and North American award by ARCET Global, a U.K. based institute with worldwide reach.
•	Named to the Dow Jones Sustainability North America Index for the 20th consecutive year for our responsible and sustainable business practices.
•	Named a 2025 Catalyst Award winner in recognition of CIBC’s ongoing commitment to advancing gender equity and inclusion at work.
First quarter highlights

	Q1/25	Q1/24	Q4/24	YoY Variance	QoQ Variance
Revenue	$7,281 million	$6,221 million	$6,617 million	+17%	+10%
Reported Net Income	$2,171 million	$1,728 million	$1,882 million	+26%	+15%
Adjusted Net Income (1)	$2,179 million	$1,770 million	$1,889 million	+23%	+15%
Adjusted pre-provision, pre-tax earnings (1)	$3,415 million	$2,862 million	$2,835 million	+19%	+20%
Reported Diluted Earnings Per Share (EPS)	$2.19	$1.77	$1.90	+24%	+15%
Adjusted Diluted EPS (1)	$2.20	$1.81	$1.91	+22%	+15%
Reported Return on Common Shareholders’ Equity (ROE) (2)	15.2%	13.5%	13.3%
Adjusted ROE (1)	15.3%	13.8%	13.4%
Net interest margin on average interest-earnings assets (2)(3)	1.50%	1.43%	1.50%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	1.89%	1.72%	1.86%
Common Equity Tier 1 (CET1) Ratio (4)	13.5%	13.0%	13.3%
Results for the first quarter of 2025 were affected by the following item of note resulting in a negative impact of $0.01 per share:
•	$12 million ($8 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 13.5% at January 31, 2025, compared with 13.3% at the end of the prior quarter. CIBC’s leverage ratio
(4)
and liquidity coverage ratio
(4)
at January 31, 2025 were 4.3% and 132%, respectively.
In the first quarter of 2025, we delivered another strong financial performance by continuing to execute on our client-focused strategy, which is generating consistent results for our stakeholders. Our diversified business platform, robust capital position and strong credit quality give us the foundation to deliver for stakeholders in the year ahead, including support for our clients as we navigate the expected volatility in the cross-border business environment. We are a strong bank with deep client relationships and we know the clients, companies and industries we serve very well, which positions our team to offer impactful advice and solutions.

(1)
This measure is a
non-GAAP
measure. For additional information, see the
“Non-GAAP
measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest
expenses and adjusted net income on pages 8 to 10; and adjusted pre-provision,
pre-tax
earnings on page 10.

(2)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

Core business performance
Canadian Personal and Business Banking
(1)
reported net income of $765 million for the first quarter, up $51 million or 7% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and a higher provision for credit losses. The higher revenue was mainly driven by volume growth, higher net interest margin, and higher fees. Adjusted pre-provision,
pre-tax
earnings
(2)
were $1,470 million, up $150 million from the first quarter a year ago, as higher revenue was partially offset by higher adjusted
(2)
non-interest
expenses mainly due to higher spending on strategic initiatives and employee-related compensation.
Canadian C
ommercial Banking and Wealth Management
(1)
reported net income of $591 million for the first quarter, up $68 million from the first quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and a higher provision for credit losses. Commercial banking revenue was higher compared to the prior year due to volume growth and higher fee income. In wealth management, the increase in revenue was due to higher fee-based
revenue from higher average AUA and AUM balances as a result of market appreciation, higher commission revenue from increased client activity, and higher net interest income. Expenses increased primarily due to higher performance-based and employee-related compensation, and higher spending on strategic initiatives. Adjusted pre-provision,
pre-tax
earnings
(2)
were $850 million, up $113 million from the first quarter a year ago, as higher revenue was partially offset by higher expenses.
U.S. Commercial Banking
and Wealth Management
(1)
reported net income of $256 million (US$178 million) for the first quarter, up $264 million (US$184 million) from the first quarter a year ago, primarily due to a lower provision for credit losses, higher revenue, and lower expenses. Adjusted pre-provision,
pre-tax
earnings
(2)
were $382 million (US$267 million), up $79 million (US$42 million) from the first quarter a year ago, as higher adjusted
(2)
non-interest expenses were more than offset by higher revenue. In commercial banking, higher revenue was primarily due to higher deposit and loan volumes, and higher loan margins, partially offset by lower deposit margins. Higher revenues in wealth management were primarily due to higher annual performance-based mutual fund fees, and higher fee-based revenue from higher average AUM balances from market appreciation. Adjusted
(2)
non-interest
expenses increased mainly due to higher performance-based and employee-related compensation.
Capital
Markets
(1)
reported net income of $619 million for the first quarter, up $97 million or 19% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings
(2)
were up $201 million or 30% from the first quarter a year ago due to higher revenue from our global markets and corporate and investment banking businesses, partially offset by higher expenses. Global markets revenue benefitted from higher equity derivatives trading and higher financing revenue. Corporate and investment banking revenue benefitted from the appreciation of the U.S. dollar and higher debt underwriting activity, partially offset by lower advisory revenue. Expenses were up due to higher performance-based and employee-related compensation, and higher spending on strategic initiatives.

(1)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(2)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•
CIBC announced that following the 40th annual CIBC Miracle Day held on December 4, 2024, $6.2 million will be going to children’s charities globally, thanks to the generosity of the bank’s team members and clients. This includes a historic $1 million gift to Breakfast Club of Canada. Miracle Day celebrations took place in New York, Chicago, Vancouver, Calgary, London, ON, Victoria, Edmonton, Ottawa, Montreal, Kanata, London in the U.K., Luxembourg and Hong Kong.

•
CIBC announced an expanded relationship with Toronto Pearson to remain the exclusive financial partner of the airport, creating new opportunities to reach and support nearly 50 million annual travellers who journey through Canada’s largest airport. Travellers will have access to five CIBC banking centres, 35 ATMs, over 30 currencies, complimentary baggage carts and Wi-Fi, our Mobile Financial Service Specialists, and more.

•
CIBC presented a cheque for $1 million to the CHU Sainte-Justine Foundation at the Bell Centre in Montreal as part of “Hockey Fights Cancer”. These funds will go towards supporting pediatric cancer research and initiatives.

•	CIBC announced a donation of US$100,000 to the American Red Cross to support wildfire relief efforts in Southern California.
Victor G. Dodig
President and Chief Executive Officer

ii	CIBC FIRST QUARTER 2025

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2024 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2025
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2024 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	44–47		92–94	100–103

	3	Top and emerging risks	23–24			53–56

	4	Key future regulatory ratio requirements	19, 34–36	65	17, 26	37, 39–40, 75, 77, 164

Risk governance, risk management and business model	5	Risk management structure				46, 47
	6	Risk culture and appetite				45, 48–50
	7	Risks arising from business activities	25			45–52, 56
	8	Bank-wide stress testing	28			35–36, 52, 60, 65, 71, 73
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	18	65		35–37, 164
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			16–19	39
	11	Regulatory capital flow statement			20	40
	12	Capital management and planning				35, 37, 164
	13	Business activities and risk-weighted assets	25		5	41, 56
	14	Risk-weighted assets and capital requirements			3, 5, 6–7	38, 41
	15	Credit risk by major portfolios			39–53, 60–69	58–63
	16	Risk-weighted assets flow statement			5, 11	40, 41

	17	Back-testing of models			90, 91	52, 60
Liquidity	18	Liquid assets	33			74
Funding	19	Encumbered assets	34			74, 79

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	38–39			78–80

	21	Funding strategy and sources	36			78
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	31			69

	23	Significant trading and non-trading market risk factors	31–32			68–72

	24	Model assumptions, limitations and validation procedures				52, 68–72

	25	Stress testing and scenario analysis				35, 51, 52, 56, 71
Credit risk	26	Analysis of credit risk exposures	26–30		12–13, 56–83, 86–89	61–67, 80 137–144, 151, 153, 154, 179, 183

	27	Impaired loan and forbearance techniques	26, 29			58, 65, 86, 119–120, 144

	28	Reconciliation of impaired loans and the allowance for credit losses	29	60		65, 139

	29	Counterparty credit risk arising from derivatives			70–71, 73, 89, 35 (1)	58, 62, 130, 132 151, 153–155

	30	Credit risk mitigation	26		30, 70, 72, 89	58, 62, 153–155
Other risks	31	Other risks	39			80–84

	32	Discussion of publicly known risk events		67		53–56, 80, 176
(1)	Included in our supplementary financial information package.

CIBC FIRST QUARTER 2025	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2025 compared with corresponding periods. The MD&A should be read in conjunction with our 2024 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of February 26, 2025. Additional information relating to CIBC is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 41 to 47.

Contents

2	First quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
4	Significant events
4	Financial results review
5	Review of quarterly financial information

7	Non-GAAP measures

11	Strategic business units overview
11	Canadian Personal and Business Banking
12	Canadian Commercial Banking and Wealth Management
13	U.S. Commercial Banking and Wealth Management
15	Capital Markets
16	Corporate and Other

17	Financial condition
17	Review of condensed consolidated balance sheet
18	Capital management
22	Off-balance sheet arrangements

23	Management of risk
23	Risk overview
23	Top and emerging risks
26	Credit risk
31	Market risk
33	Liquidity risk
39	Other risks

40	Accounting and control matters
40	Critical accounting policies and estimates
40	Accounting developments
40	Controls and procedures
40	Related-party transactions

41	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, and “Accounting and control matters – Critical accounting policies and estimates” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our 2050 net-zero ambition and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2025 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential imposition of U.S. tariffs on Canadian goods and energy and Canadian counter-tariffs on U.S. goods, and the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters such as tariffs; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2025	1

First quarter financial highlights

	Unaudited, as at or for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
	Financial results ($ millions)
	Net interest income	$3,801	$3,633	$3,249
	Non-interest income	3,480	2,984	2,972
	Total revenue	7,281	6,617	6,221
	Provision for credit losses	573	419	585
	Non-interest expenses	3,878	3,791	3,465
	Income before income taxes	2,830	2,407	2,171
	Income taxes	659	525	443
	Net income	$2,171	$1,882	$1,728
	Net income attributable to non-controlling interests	$8	$8	$12
	Preferred shareholders and other equity instrument holders	88	72	67
	Common shareholders	2,075	1,802	1,649
	Net income attributable to equity shareholders	$2,163	$1,874	$1,716
	Financial measures
	Reported efficiency ratio (1)	53.3%	57.3%	55.7%
	Reported operating leverage (1)	5.1%	3.0%	27.3%
	Loan loss ratio (1)	0.31%	0.30%	0.36%
	Reported return on common shareholders’ equity (1)	15.2%	13.3%	13.5%
	Net interest margin (1)	1.37%	1.40%	1.32%
	Net interest margin on average interest-earning assets (1)(2)	1.50%	1.50%	1.43%
	Return on average assets (1)(2)	0.78%	0.72%	0.70%
	Return on average interest-earning assets (1)(2)	0.85%	0.78%	0.76%
	Reported effective tax rate	23.3%	21.8%	20.4%
Common share information
Per share ($)	– basic earnings	$2.20	$1.91	$1.77
	– reported diluted earnings	2.19	1.90	1.77
	– dividends	0.97	0.90	0.90
	– book value (1)	59.57	57.08	52.46
Closing share price ($)		91.55	87.11	60.76
Shares outstanding (thousands)	– weighted-average basic	942,039	944,283	931,775
	– weighted-average diluted	947,345	948,609	932,330
	– end of period	940,081	942,295	937,223
	Market capitalization ($ millions)	$86,064	$82,083	$56,946
	Value measures
	Total shareholder return	6.22%	23.33%	25.98%
	Dividend yield (based on closing share price)	4.2%	4.1%	5.9%
	Reported dividend payout ratio (1)	44.1%	47.2%	50.9%
	Market value to book value ratio	1.54	1.53	1.16
	Selected financial measures – adjusted (3)
	Adjusted efficiency ratio	53.1%	57.2%	54.0%
	Adjusted operating leverage	1.9%	1.8%	2.1%
	Adjusted return on common shareholders’ equity	15.3%	13.4%	13.8%
	Adjusted effective tax rate	23.3%	21.8%	22.3%
	Adjusted diluted earnings per share (EPS)	$2.20	$1.91	$1.81
	Adjusted dividend payout ratio	43.9%	47.0%	49.6%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$320,852	$302,409	$274,757
	Loans and acceptances, net of allowance for credit losses	568,119	558,292	539,295
	Total assets	1,082,464	1,041,985	971,667
	Deposits	782,176	764,857	724,545
	Common shareholders’ equity (1)	56,001	53,789	49,166
	Average assets (2)	1,098,807	1,035,847	982,321
	Average interest-earning assets (1)(2)	1,008,522	961,151	902,747
	Average common shareholders’ equity (1)(2)	54,163	53,763	48,588
	Assets under administration (AUA) (1)(4)(5)	3,620,681	3,600,069	3,143,839
	Assets under management (AUM) (1)(5)	400,278	383,264	325,713
	Balance sheet quality and liquidity measures (6)
	Risk-weighted assets (RWA) ($ millions)	$341,930	$333,502	$316,333
	Common Equity Tier 1 (CET1) ratio	13.5%	13.3%	13.0%
	Tier 1 capital ratio	15.1%	14.8%	14.6%
	Total capital ratio	17.3%	17.0%	17.0%
	Leverage ratio	4.3%	4.3%	4.3%
	Liquidity coverage ratio (LCR)	132%	129%	137%
	Net stable funding ratio (NSFR)	113%	115%	115%
	Other information
	Full-time equivalent employees	48,698	48,525	48,047
(1)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the
“Non-GAAP
measures” section.

(4)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,793.7 billion (October 31, 2024: $2,814.6 billion; January 31, 2024: $2,485.4 billion).

(5)	AUM amounts are included in the amounts reported under AUA.
(6)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

2	CIBC FIRST QUARTER 2025

External reporting changes

Changes made to our business segments
The following external reporting changes were made in the first quarter of 2025:
•
Our Simplii Financial direct banking business and Investor’s Edge direct investing business, previously reported in Capital Markets and Direct Financial Services have been realigned with Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management, respectively; and

•	Our CIBC Cleary Gull U.S. mid-market investment banking business has been realigned from Capital Markets to U.S. Commercial Banking and Wealth Management.
Prior period amounts have been restated accordingly. While the changes impacted the results of our strategic business units (SBUs) and how we measure the performance of our SBUs, there was no impact on our consolidated financial results from these changes.
Financial performance overview
Economic outlook
Lower interest rates, with further declines likely in some countries, should be supportive for economic activity this year, but we are unlikely to see a significant acceleration in global growth in 2025. Europe should see a pick-up in activity generated by easier monetary policy, including additional rate cuts in 2025 in the eurozone and the U.K., but China is likely to decelerate in the face of tariffs imposed on its exports and soft domestic demand. The moderate growth for the global economy will result in many commodity prices trending at lower average levels than what persisted earlier in this expansion, although geopolitical risks to supply could bring upward pressure in some commodities. Despite ongoing global tensions, supply chains have seen further improvement and, alongside sluggish demand, should continue to contribute to disinflationary pressure globally.
In Canada, the Bank of Canada reduced its overnight rate target to 3%, and with inflation expected to remain close to the 2% target, is expected to continue to ease, with the overnight rate reaching 2.25% by mid-2025. That should support consumer demand and housing activity, but uncertainties over U.S. trade policy could weigh on business capital spending and economic growth through the first half of the year, and see the unemployment rate reverse the declines seen at the start of the year. If major U.S. tariffs on Canada are avoided, an improvement in confidence should allow economic growth to accelerate in the latter half of the calendar year, bringing economic growth for 2025 to roughly 1.5%, slightly above the prior year’s pace, and allow the unemployment rate to end the year near 6.3%. A two-way trade war would represent a significant hit to growth and would push the jobless rate higher over the year. The full impact of a two-way trade war would depend on a number of factors including the level and duration of tariffs, and fiscal and monetary policies that might be enacted to mitigate their impact.
The U.S. has been much more resilient in the face of higher interest rates, and was close to full employment at the start of the year. Slowing population growth, and the lagged impact of still-elevated real interest rates, could hold economic growth to 2.4%, or about a half point slower than the prior year. The unemployment rate is expected to remain relatively stable over the course of the year, as more cautious hiring in the face of higher labour costs will be offset by a slower pace of growth in the working age population. The Federal Reserve is expected to pause its interest rate cutting while it awaits a further deceleration in inflation and greater certainty on the direction of U.S. tariff policies and budget deficits. If changes on those fronts are modest, it could ease by a further 75 basis points in the latter half the year. Lower bond yields should allow interest sensitive housing to gain momentum, and lighter regulatory policies should also support business investment, partially offsetting a slower pace to consumer spending due to softer population growth. A two-way tariff war would see somewhat weaker growth and higher inflation than our base case forecast.
The uncertainties surrounding Canadian economic growth will continue to pose challenges for some of our SBUs for the first half of 2025 or longer, should material tariffs be imposed on the country’s exports. Still-elevated levels of unemployment and the lagged effects of higher interest rates have resulted in a moderate deterioration in business and household credit quality, but that would improve over the course of the year if a major trade war is averted. Deterioration in the credit quality of select sectors, including the U.S. office real estate market, could continue in response to market conditions. Deposit growth will likely be slow, as quantitative tightening will continue to require bonds currently held by the central bank to be financed in the public markets. A steeper yield curve should promote greater growth in longer-term deposits relative to short-term deposits, although the lower level of yields across the curve will leave less of a disincentive to having funds in non-interest bearing demand deposits.
For Canadian Personal Banking, mortgage growth is expected to pick up in 2025, returning to long-term historic growth rates as lower interest rates bring buyers back to the market. Non-mortgage consumer credit demand has been supported by population growth, and faces headwinds due to policy measures designed to slow population growth. We should still see some improvement in activity as per capita discretionary spending accelerates in response to lower borrowing costs, resulting in an increase in demand for non-mortgage credit, if a major trade war is averted.
Canadian commercial, and corporate banking loan growth is expected to increase as a result of interest rate relief and the expectation of better economic growth in 2025 and beyond if a major trade war is averted. In our U.S. commercial banking and wealth businesses, loan growth has slowed, consistent with industry trends, but should gather some momentum in 2025 in response to last year’s interest rate reductions and a further easing later this year.
Financial markets benefitted from interest rate reductions in Canada and should be supported by further rate reductions in the current year. While soft economic conditions and tariff uncertainties will impact corporate earnings in the near-term, Canadian and U.S. wealth management businesses should benefit in 2025 as markets look ahead to a more supportive interest rate environment, and as funds mature out of term deposits and seek alternative risk assets in the face of lower yields on new term deposits.
Corporate and investment banking is expected to continue to benefit from merger and acquisition activity that continues to recover from the low levels in 2024, and corporate bond issuance is expected to pick up through 2025 due to the expected lower interest rate path.
The economic outlook described above reflects numerous assumptions regarding the level and duration of potential tariffs, fiscal and monetary policies that may be enacted in response to tariffs, the expectation for lower interest rates even in the absence of a trade war, the easing of inflationary pressures, as well as the global economic risks emanating from the war in Ukraine, conflict in the Middle East and trade frictions between China and other countries. As a result, actual experience may differ materially from expectations. The impact of geopolitical events on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the “Accounting and control matters” section and Note 5 to our interim consolidated financial statements for further details.

CIBC FIRST QUARTER 2025	3

Significant events
Sale of certain banking assets in the Caribbean
On October 31, 2023, CIBC Caribbean announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024. The sale of banking assets in Sint Maarten was completed on February 7, 2025 upon the satisfaction of the closing conditions. The impact of these transactions was not material.
Financial results review
Reported net income for the quarter was $2,171 million, compared with $1,728 million for the same quarter last year, and $1,882 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $2,179 million, compared with $1,770 million for the same quarter last year, and $1,889 million for the prior quarter.
Reported diluted EPS for the quarter was $2.19, compared with $1.77 for the same quarter last year, and $1.90 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $2.20, compared with $1.81 for the same quarter last year, and $1.91 for the prior quarter.
In the current quarter, the following item of note increased non-interest
expenses by $12 million, decreased income taxes by $4 million and decreased net income by $8 million:
•
$12 million ($8 million
after-tax)
amortization of acquisition-related intangible assets ($5 million after-tax
in Canadian Personal and Business Banking, and $3 million
after-tax
in U.S. Commercial Banking and Wealth Management).

Net interest income and margin

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
Net interest income consists of:
Non-trading net interest income	$4,118	$3,936	$3,459
Trading net interest income (2)	(317)	(303)	(210	) (3)
Total net interest income	$3,801	$3,633	$3,249
Average interest-earning assets consists of:
Average trading interest-earning assets	144,623	121,136	101,837
Average non-trading interest-earning assets	863,899	840,015	800,910
Total average interest-earning assets	1,008,522	961,151	902,747
Net interest margin on average interest-earning assets	1.50%	1.50%	1.43%
Net interest margin on average interest-earning assets (excluding trading) (4)	1.89%	1.86%	1.72%
Net interest income was up $552 million or 17% from the same quarter last year, primarily due to volume growth across our businesses, including from the conversion of bankers’ acceptances to Canadian Overnight Repo Rate Average (CORRA) loans resulting from the cessation of Canadian Dollar Offered Rate (CDOR), higher net interest margin in our non-trading
businesses, higher treasury revenue and the impact of foreign exchange translation, partially offset by lower trading net interest income.
Net interest income was up $168 million or 5% from the prior quarter, primarily due to volume growth across our businesses, higher net interest margin in our non-trading
businesses, and the impact of foreign exchange translation.
Non-interest
income
Non-interest
income was up $508 million or 17% from the same quarter last year, primarily due to higher trading non-interest
income, higher
fee-based
revenue, higher commissions on securities transactions, and higher treasury revenue, partially offset by lower credit fees as a result of conversion of bankers’ acceptances to CORRA loans.
Non-interest
income was up $496 million or 17% from the prior quarter, primarily due to higher trading non-interest
income, higher fee-based revenue, and higher credit fees.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)	See the “Glossary – Trading activities and trading net interest income” section for additional information.
(3)	Does not include a TEB adjustment of $68 million.
(4)
Net interest margin on average interest-earnings assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the applicable TEB adjustment included therein, divided by total average interest-earning assets minus average trading interest-earning assets. For additional information, see the “Glossary” section.

Provision for credit losses

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking (1)	$307	$292	$292
Canadian Commercial Banking and Wealth Management (1)	13	19	16
U.S. Commercial Banking and Wealth Management	107	84	189
Capital Markets (1)	7	21	(1)
Corporate and Other	12	1	(4)
	446	417	492
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking (1)	121	(12)	45
Canadian Commercial Banking and Wealth Management (1)	26	5	4
U.S. Commercial Banking and Wealth Management	(39)	(1)	55
Capital Markets (1)	14	10	1
Corporate and Other	5	–	(12)
	127	2	93
	$573	$419	$585
(1)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.

4	CIBC FIRST QUARTER 2025

Provision for credit losses was $573 million, down $12 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to a worsening in our economic outlook including with respect to the uncertainty that tariffs could be imposed by the U.S. government and model parameter updates in our retail portfolios. Provision for credit losses on impaired loans was down due to lower provisions in U.S. Commercial Banking and Wealth Management, and Canadian Commercial Banking and Wealth Management, partially offset by higher provisions in other SBUs.
Provision for credit losses was up $154 million from the prior quarter. Provision for credit losses on performing loans was up primarily due to a worsening in our overall economic outlook including with respect to the uncertainty that tariffs could be imposed by the U.S. government and model parameter updates in our retail portfolios, partially offset by a favourable change in our economic outlook in our retail portfolios, even after considering downside risks related to the tariffs. Provision for credit losses on impaired loans was up due to higher provisions in U.S. Commercial Banking and Wealth Management, Canadian Personal and Business Banking, and Corporate and Other, partially offset by lower provisions in other SBUs.
Non-interest
expenses
Non-interest
expenses were up $413 million or 12% from the same quarter last year, primarily due to higher performance-based and employee-related compensation, higher spending on strategic initiatives and a legal provision in the current quarter, partially offset by a charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) in the prior year, which was shown as an item of note.
Non-interest
expenses were up $87 million or 2% from the prior quarter, primarily due to higher performance-based and employee-related compensation, including from the impact of foreign exchange translation, a legal provision in the current quarter, partially offset by lower computer, software and office equipment expenses, lower advertising and business development.
Taxes
Income tax expense was up $216 million or 49% from the same quarter last year, due to higher income, the denial of the dividends received deduction for Canadian banks, and the application of global minimum tax, as described below.
Income tax expense was up $134 million or 26% from the prior quarter, due to higher income and the application of global minimum tax.
On June 20, 2024, Canada enacted the
Global Minimum Tax Act
(GMTA) to adopt the Organisation for Economic
Co-operation
and Development’s (OECD) Pillar Two, which implements a 15% global minimum corporate tax on certain multinational enterprises (GMT). GMT is in different stages of adoption globally. Certain jurisdictions in which we operate have implemented GMT, which applied to CIBC as of November 1, 2024.
The impact of GMT on the consolidated effective tax rate is within a 1% range in the first quarter of 2025.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

$ millions, except per share amounts, for the three months ended	Jan. 31, 2025 vs. Jan. 31, 2024	Jan. 31, 2025 vs. Oct. 31, 2024
Estimated increase in:
Total revenue	$110	$82
Provision for credit losses	6	5
Non-interest expenses	51	38
Income taxes	11	8
Net income	42	31
Impact on EPS:
Basic	$0.04	$0.03
Diluted	0.04	0.03
Average USD appreciation relative to CAD	6.6%	4.9%
Review of quarterly financial information

$ millions, except per share amounts, for the three months ended	2025				2024			2023
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Revenue
Canadian Personal and Business Banking (1)	$2,923	$2,842	$2,775	$2,646	$2,679	$2,640	$2,602	$2,450
Canadian Commercial Banking and Wealth Management (1)	1,703	1,602	1,523	1,456	1,437	1,424	1,411	1,397
U.S. Commercial Banking and Wealth Management (1)	847	733	731	669	687	681	667	651
Capital Markets (1)(2)	1,574	1,155	1,092	1,243	1,310	1,041	1,105	1,130
Corporate and Other (2)	234	285	483	150	108	61	67	76
Total revenue	$7,281	$6,617	$6,604	$6,164	$6,221	$5,847	$5,852	$5,704
Net interest income	$3,801	$3,633	$3,532	$3,281	$3,249	$3,197	$3,236	$3,187
Non-interest income	3,480	2,984	3,072	2,883	2,972	2,650	2,616	2,517
Total revenue	7,281	6,617	6,604	6,164	6,221	5,847	5,852	5,704
Provision for credit losses	573	419	483	514	585	541	736	438
Non-interest expenses	3,878	3,791	3,682	3,501	3,465	3,440	3,307	3,140
Income before income taxes	2,830	2,407	2,439	2,149	2,171	1,866	1,809	2,126
Income taxes	659	525	644	400	443	381	377	437
Net income	$2,171	$1,882	$1,795	$1,749	$1,728	$1,485	$1,432	$1,689
Net income attributable to:
Non-controlling interests	$8	$8	$9	$10	$12	$8	$10	$11
Equity shareholders	2,163	1,874	1,786	1,739	1,716	1,477	1,422	1,678
EPS – basic	$2.20	$1.91	$1.83	$1.79	$1.77	$1.53	$1.48	$1.77
– diluted	2.19	1.90	1.82	1.79	1.77	1.53	1.47	1.76
(1)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(2)
Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were reflected in the first and second quarters of 2024 as an item of note. Prior to the third quarter of 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

CIBC FIRST QUARTER 2025	5

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth through the periods presented above, driven by client growth, and deepening relationships across our client base. The elevated long-term rate environment has contributed to slower growth in loans and improved net interest margin, through wider deposit margins and favourable business mix, partially offset by compressed loan margins.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth and positive investor sentiment in wealth management. In commercial banking, revenue growth has been driven by client demand that has rebounded since the third quarter of 2024. In wealth management, AUA and AUM growth and associated fee income have been helped by market appreciation, despite recent volatility.
U.S. Commercial Banking and Wealth Management revenue has benefitted from AUA and AUM growth, which has been positively impacted by market appreciation, despite recent market volatility, and stable growth in our core businesses. Deposit balances decreased in the second and third quarters of 2023, which was accompanied by a shift in deposit mix due to the interest rate environment, but average balances increased in the most recent five quarters. Loans declined in the fourth quarter of 2023 and first quarter of 2024, with a return to growth in the second quarter of 2024, although revolver usage remains low.
Capital Markets had lower trading revenue in the third and fourth quarters of 2023, and second and fourth quarters of 2024. The first quarters of 2024 and 2025 had higher trading revenue driven by robust market conditions and strong client activity. The third quarter of 2024 included a TEB reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note.
Corporate and Other included the impact of higher net interest margins in International banking from rising interest rates until the third quarter of 2024. Starting in the second quarter of 2023, funding costs increased due to interest rate volatility, which negatively impacted Corporate and Other. The negative impact lessened as the increased funding costs were passed on to the SBUs over time. Higher revenue in the third quarter of 2024 included a TEB offset reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We have been operating in an uncertain macroeconomic environment due to elevated levels of interest rates and inflation, geopolitical events, slower economic growth and adverse impacts of potential tariffs imposed by the U.S. government. There is considerable judgment involved in the estimation of expected credit losses in the current environment.
The faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, impacted our provision for credit losses on performing loans in the third and fourth quarters of 2023. Unfavourable credit migration also impacted our provision for credit losses in all quarters in 2023, and in the first, second and third quarters of 2024. An unfavourable change in our outlook for the U.S. real estate and construction sector contributed to an increase in provision for credit losses on performing loans in the second, third and fourth quarters of 2023 and the first quarter of 2024. Uncertainty over the potential for tariffs to be imposed by the U.S. government also resulted in an allowance increase in the first quarter of 2025.
In Canadian Personal and Business Banking, provisions on impaired loans continue to trend higher as expected, due to the unfavourable macro environments for the retail portfolios.
In Canadian Commercial Banking and Wealth Management, the second and third quarters of 2023, and the third quarter of 2024 included higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, the provisions on impaired loans over the past two years were mainly attributable to the real estate and construction sector.
In Capital Markets, the third and fourth quarters of 2024 included higher provisions on impaired loans.
In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable. The fourth quarter of 2023 and the first quarter of 2024 included provision reversals.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The first and second quarters of 2024 included a charge related to the special assessment imposed by the FDIC, shown as an item of note. The second quarter of 2023 included a decrease in legal provisions in Corporate and Other, shown as items of note and the first quarter of 2025 included a legal provision, and the fourth quarter of 2023 included an impairment of our intangible assets, shown as an item of note.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The third quarter of 2024 included an income tax charge related to the denial of the dividends received deduction for Canadian banks, which was shown as an item of note.

6	CIBC FIRST QUARTER 2025

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
Prior to the third quarter of 2024, we also adjusted our SBU results to gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. In the third quarter of 2024, with the enactment of the denial of the dividends received deduction for Canadian banks in respect of dividends received on Canadian shares (applicable as of January 1, 2024), TEB is no longer being applied to these dividends. In addition, TEB recognized in the first and second quarters of 2024 on impacted dividends was reversed in the third quarter of 2024. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements included in our 2024 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

CIBC FIRST QUARTER 2025	7

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,923	$1,703	$847	$1,574	$234	$7,281	$592
Provision for credit losses	428	39	68	21	17	573	48
Non-interest expenses	1,460	853	470	705	390	3,878	329
Income (loss) before income taxes	1,035	811	309	848	(173)	2,830	215
Income taxes	270	220	53	229	(113)	659	37
Net income (loss)	765	591	256	619	(60)	2,171	178
Net income attributable to non-controlling interests	–	–	–	–	8	8	–
Net income (loss) attributable to equity shareholders	765	591	256	619	(68)	2,163	178
Diluted EPS ($)						$2.19
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(5)	$–	$–	$(12)	$(4)
Impact of items of note on non-interest expenses	(7)	–	(5)	–	–	(12)	(4)
Total pre-tax impact of items of note on net income	7	–	5	–	–	12	4
Income taxes
Amortization of acquisition-related intangible assets	2	–	2	–	–	4	2
Impact of items of note on income taxes	2	–	2	–	–	4	2
Total after-tax impact of items of note on net income	$5	$–	$3	$–	$–	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,923	$1,703	$847	$1,574	$234	$7,281	$592
Provision for credit losses – adjusted	428	39	68	21	17	573	48
Non-interest expenses – adjusted	1,453	853	465	705	390	3,866	325
Income (loss) before income taxes – adjusted	1,042	811	314	848	(173)	2,842	219
Income taxes – adjusted	272	220	55	229	(113)	663	39
Net income (loss) – adjusted	770	591	259	619	(60)	2,179	180
Net income attributable to non-controlling interests – adjusted	–	–	–	–	8	8	–
Net income (loss) attributable to equity shareholders – adjusted	770	591	259	619	(68)	2,171	180

Adjusted diluted EPS ($)						$2.20
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	CIBC total results excludes a TEB adjustment of nil for the quarter ended January 31, 2025 (October 31, 2024: nil; January 31, 2024: $68 million).
(5)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(6)
This item of note reports the impact on consolidated income tax expense had a Federal tax proposal related to the denial of Canadian dividends been substantively enacted at that time. The corresponding impact on TEB in Capital Markets and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

8	CIBC FIRST QUARTER 2025

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,842	$1,602	$733	$1,155	$285	$6,617	$538
Provision for credit losses	280	24	83	31	1	419	61
Non-interest expenses	1,463	823	415	652	438	3,791	304
Income (loss) before income taxes	1,099	755	235	472	(154)	2,407	173
Income taxes	307	204	35	126	(147)	525	26
Net income (loss)	792	551	200	346	(7)	1,882	147
Net income attributable to non-controlling interests	–	–	–	–	8	8	–
Net income (loss) attributable to equity shareholders	792	551	200	346	(15)	1,874	147
Diluted EPS ($)						$1.90
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$–	$(6)	$–	$–	$(12)	$(4)
Reversal related to the special assessment imposed by the FDIC	–	–	3	–	–	3	2
Impact of items of note on non-interest expenses	(6)	–	(3)	–	–	(9)	(2)
Total pre-tax impact of items of note on net income	6	–	3	–	–	9	2
Income taxes
Amortization of acquisition-related intangible assets	1	–	2	–	–	3	1
Reversal related to the special assessment imposed by the FDIC	–	–	(1)	–	–	(1)	(1)
Impact of items of note on income taxes	1	–	1	–	–	2	–
Total after-tax impact of items of note on net income	$5	$–	$2	$–	$–	$7	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,842	$1,602	$733	$1,155	$285	$6,617	$538
Provision for credit losses – adjusted	280	24	83	31	1	419	61
Non-interest expenses – adjusted	1,457	823	412	652	438	3,782	302
Income (loss) before income taxes – adjusted	1,105	755	238	472	(154)	2,416	175
Income taxes – adjusted	308	204	36	126	(147)	527	26
Net income (loss) – adjusted	797	551	202	346	(7)	1,889	149
Net income attributable to non-controlling interests – adjusted	–	–	–	–	8	8	–
Net income (loss) attributable to equity shareholders – adjusted	797	551	202	346	(15)	1,881	149

Adjusted diluted EPS ($)						$1.91
See previous page for footnote references.

CIBC FIRST QUARTER 2025	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,679	$1,437	$687	$1,310	$108	$6,221	$511
Provision for (reversal of) credit losses	337	20	244	–	(16)	585	182
Non-interest expenses	1,366	700	483	590	326	3,465	359
Income (loss) before income taxes	976	717	(40)	720	(202)	2,171	(30)
Income taxes	262	194	(32)	198	(179)	443	(24)
Net income (loss)	714	523	(8)	522	(23)	1,728	(6)
Net income attributable to non-controlling interests	–	–	–	–	12	12	–
Net income (loss) attributable to equity shareholders	714	523	(8)	522	(35)	1,716	(6)
Diluted EPS ($)						$1.77
Impact of items of note (1)
Revenue
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	$–	$–	$–	$(52)	$52	$–	$–
Impact of items of note on revenue	–	–	–	(52)	52	–	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(8)	–	–	(15)	(6)
Charge related to the special assessment imposed by the FDIC	–	–	(91)	–	–	(91)	(67)
Impact of items of note on non-interest expenses	(7)	–	(99)	–	–	(106)	(73)
Total pre-tax impact of items of note on net income	7	–	99	(52)	52	106	73
Income taxes
Amortization of acquisition-related intangible assets	2	–	2	–	–	4	1
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	–	–	–	(15)	52	37	–
Charge related to the special assessment imposed by the FDIC	–	–	23	–	–	23	17
Impact of items of note on income taxes	2	–	25	(15)	52	64	18
Total after-tax impact of items of note on net income	$5	$–	$74	$(37)	$–	$42	$55
Impact of items of note on diluted EPS ($) (2)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,679	$1,437	$687	$1,258	$160	$6,221	$511
Provision for (reversal of) credit losses – adjusted	337	20	244	–	(16)	585	182
Non-interest expenses – adjusted	1,359	700	384	590	326	3,359	286
Income (loss) before income taxes – adjusted	983	717	59	668	(150)	2,277	43
Income taxes – adjusted	264	194	(7)	183	(127)	507	(6)
Net income (loss) – adjusted	719	523	66	485	(23)	1,770	49
Net income attributable to non-controlling interests – adjusted	–	–	–	–	12	12	–
Net income (loss) attributable to equity shareholders – adjusted	719	523	66	485	(35)	1,758	49

Adjusted diluted EPS ($)						$1.81
See previous pages for footnote references.
The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2025	Net income (loss)	$765	$591	$256	$619	$(60)	$2,171	$178
Jan. 31	Add: provision for credit losses	428	39	68	21	17	573	48
	Add: income taxes	270	220	53	229	(113)	659	37
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,463	850	377	869	(156)	3,403	263
	Pre-tax impact of items of note (2)	7	–	5	–	–	12	4
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,470	$850	$382	$869	$(156)	$3,415	$267
2024	Net income (loss)	$792	$551	$200	$346	$(7)	$1,882	$147
Oct. 31 (4)	Add: provision for credit losses	280	24	83	31	1	419	61
	Add: income taxes	307	204	35	126	(147)	525	26
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,379	779	318	503	(153)	2,826	234
	Pre-tax impact of items of note (2)	6	–	3	–	–	9	2
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,385	$779	$321	$503	$ (153)	$2,835	$236
2024	Net income (loss)	$714	$523	$(8)	$522	$(23)	$1,728	$(6)
Jan. 31 (4)	Add: provision for (reversal of) credit losses	337	20	244	–	(16)	585	182
	Add: income taxes	262	194	(32)	198	(179)	443	(24)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,313	737	204	720	(218)	2,756	152
	Pre-tax impact of items of note (2)	7	–	99	(52)	52	106	73
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,320	$737	$303	$668	$(166)	$2,862	$225
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.

10	CIBC FIRST QUARTER 2025

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 21 of our 2024 Annual Report.
External reporting changes were made in the first quarter of 2025, which affected the results of our SBUs. See the “External reporting changes” section for additional details.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality.
Results
(1)

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31 (2)	2024 Jan. 31 (2)
Revenue	$2,923	$2,842	$2,679
Provision for (reversal of) credit losses
Impaired	307	292	292
Performing	121	(12)	45
Total provision for credit losses	428	280	337
Non-interest expenses	1,460	1,463	1,366
Income before income taxes	1,035	1,099	976
Income taxes	270	307	262
Net income	$765	$792	$714
Net income attributable to:
Equity shareholders	$765	$792	$714
Total revenue
Net interest income	$2,326	$2,239	$2,105
Non-interest income (3)	597	603	574
	$2,923	$2,842	$2,679
Net interest margin on average interest-earning assets (4)(5)	2.77%	2.69%	2.55%
Efficiency ratio	49.9%	51.5%	51.0%
Operating leverage	2.2%	3.0%	10.6%
Return on equity (6)	24.7%	26.0%	25.2%
Average allocated common equity (6)	$12,288	$12,142	$11,255
Full-time equivalent employees	13,862	13,757	13,717
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $765 million, up $51 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses and a higher provision for credit losses.
Net income was down $27 million from the prior quarter, primarily due to a higher provision for credit losses, partially offset by higher revenue.
Revenue
Revenue was up $244 million or 9% from the same quarter last year. Net interest income was up $221 million or 10%, primarily due to volume growth and higher net interest margin.
Non-interest
income was up $23 million or 4%, primarily due to higher fees.
Revenue was up $81 million or 3% from the prior quarter. Net interest income was up $87 million or 4%, primarily due to volume growth and higher net interest margin.
Non-interest
income was down $6 million or 1%, primarily due to lower fees.
Net interest margin on average interest-earning assets was up 22 basis points from the same quarter last year, mainly due to higher deposit margins and favourable business mix.
Net interest margin on average interest-earning assets was up 8 basis points from the prior quarter, mainly due to higher relative growth in higher margin products.

CIBC FIRST QUARTER 2025	11

Provision for (reversal of) credit losses
Provision for credit losses was up $91 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to model parameter updates. An improvement in our outlook with respect to the impact of lower interest rates on the portfolio was partially offset by uncertainty with respect to tariffs that could be imposed by the U.S. government. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards.
Provision for credit losses was up $148 million from the prior quarter. The current quarter included a provision for credit losses on performing loans due to model parameter updates and uncertainty that tariffs could be imposed by the U.S. government, while the prior quarter included a modest provision reversal. Provision for credit losses on impaired loans was up, primarily due to a higher provision in residential mortgages.
Non-interest
expenses
Non-interest
expenses were up $94 million or 7% from the same quarter last year, primarily due to higher spending on strategic initiatives, and employee-related compensation.
Non-interest
expenses were down $3 million from the prior quarter, primarily due to lower spending on strategic initiatives, partially offset by higher employee-related compensation.
Income taxes
Income taxes were up $8 million from the same quarter last year, primarily due to higher income and earnings mix. Income taxes were down $37 million from the prior quarter, due to lower income and earnings mix.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as an online brokerage platform to retail customers and asset management services to institutional investors.
Results
(1)

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31 (2)	2024 Jan. 31 (2)
Revenue
Commercial banking	$675	$637	$621
Wealth management	1,028	965	816
Total revenue	1,703	1,602	1,437
Provision for credit losses
Impaired	13	19	16
Performing	26	5	4
Total provision for credit losses	39	24	20
Non-interest expenses	853	823	700
Income before income taxes	811	755	717
Income taxes	220	204	194
Net income	$591	$551	$523
Net income attributable to:
Equity shareholders	$591	$551	$523
Total revenue
Net interest income	$718	$676	$488
Non-interest income (3)	985	926	949
	$1,703	$1,602	$1,437
Net interest margin on average interest-earning assets (4)(5)	2.89%	2.80%	3.53%
Efficiency ratio	50.1%	51.4%	48.7%
Operating leverage	(3.4)%	(3.9)%	0.6%
Return on equity (6)	24.1%	22.7%	22.1%
Average allocated common equity (6)	$9,726	$9,632	$9,394
Full-time equivalent employees	5,909	5,879	5,724
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $591 million, up $68 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses and a higher provision for credit losses.
Net income was up $40 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest
expenses and a higher provision for credit losses.

12	CIBC FIRST QUARTER 2025

Revenue
Revenue was up $266 million or 19% from the same quarter last year.
Commercial banking revenue was up $54 million, primarily due to volume growth and higher fee income.
Wealth management revenue was up $212 million, primarily due to higher fee-based
revenue from higher average AUA and AUM balances attributable to market appreciation, higher commission revenue from increased client activity and higher net interest income.
Revenue was up $101 million or 6% from the prior quarter.
Commercial banking revenue was up $38 million, primarily due to volume growth, higher loan and deposit margins and higher fee income.
Wealth management revenue was up $63 million, primarily due to higher fee-based
revenue from higher average AUA and AUM balances attributable to market appreciation and higher net interest income.
Net interest margin on average interest-earning assets was down 64 basis points from the same quarter last year primarily due to the impact from the conversion of bankers’ acceptances to CORRA loans resulting from the cessation of CDOR and was up 9 basis points from the prior quarter, primarily due to higher deposit margin.
Provision for credit losses
Provision for credit losses was up $19 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook, including with respect to the uncertainty that tariffs could be imposed by the U.S. government. Provision for credit losses on impaired loans was down modestly compared with the same quarter last year.
Provision for credit losses was up $15 million from the prior quarter. Provision for credit losses on performing loans was up as the prior quarter included an allowance release resulting from model parameter updates, and as a result of an unfavourable change in our economic outlook, including with respect to the uncertainty that tariffs could be imposed by the U.S. government. Provision for credit losses on impaired loans was down due to lower provisions in the hardware and software sector.
Non-interest
expenses
Non-interest
expenses were up $153 million or 22% from the same quarter last year, primarily due to higher performance-based compensation, higher spending on strategic initiatives and higher employee-related compensation.
Non-interest
expenses were up $30 million or 4% from the prior quarter, including from higher employee-related compensation and higher spending on strategic initiatives.
Income taxes
Income taxes were up $26 million from the same quarter last year, and were up $16 million from the prior quarter, due to higher income and earnings mix.
U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate
companies, entrepreneurs,
high-net-worth
individuals and families, as well as operating personal and small business banking services in six U.S. markets.
Results in Canadian dollars
(1)

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31 (2)	2024 Jan. 31 (2)
Revenue
Commercial banking	$567	$513	$473
Wealth management	280	220	214
Total revenue	847	733	687
Provision for (reversal of) credit losses
Impaired	107	84	189
Performing	(39)	(1)	55
Total provision for credit losses	68	83	244
Non-interest expenses	470	415	483
Income (loss) before income taxes	309	235	(40)
Income taxes	53	35	(32)
Net income (loss)	$256	$200	$(8)
Net income (loss) attributable to:
Equity shareholders	$256	$200	$(8)
Total revenue
Net interest income	$562	$506	$465
Non-interest income	285	227	222
	$847	$733	$687
Average allocated common equity (3)	$11,364	$10,896	$11,619
Full-time equivalent employees	3,015	3,005	2,816
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

CIBC FIRST QUARTER 2025	13

Results in U.S. dollars
(1)

US$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31 (2)	2024 Jan. 31 (2)
Revenue
Commercial banking	$396	$377	$352
Wealth management	196	161	159
Total revenue	592	538	511
Provision for (reversal of) credit losses
Impaired	75	61	141
Performing	(27)	–	41
Total provision for credit losses	48	61	182
Non-interest expenses	329	304	359
Income (loss) before income taxes	215	173	(30)
Income taxes	37	26	(24)
Net income (loss)	$178	$147	$(6)
Net income (loss) attributable to:
Equity shareholders	$178	$147	$(6)
Total revenue
Net interest income	$393	$371	$346
Non-interest income	199	167	165
	$592	$538	$511
Net interest margin on average interest-earning assets (3)(4)	3.78%	3.63%	3.49%
Efficiency ratio	55.5%	56.7%	70.2%
Operating leverage	24.1%	1.6%	(28.8)%
Return on equity (5)	8.9%	7.3%	(0.3)%
Average allocated common equity (5)	$7,943	$7,989	$8,659
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been restated. See the “External reporting changes” section for additional details.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $256 million (US$178 million), up $264 million (US$184 million) from the same quarter last year, primarily due to a lower provision for credit losses, higher revenue, and lower non-interest
expenses.
Net income was up $56 million (US$31 million) from the prior quarter, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest
expenses.
Revenue
Revenue was up US$81 million or 16% from the same quarter last year.
Commercial banking revenue was up US$44 million, primarily due to volume growth and higher loan margins, partially offset by lower deposit margins.
Wealth management revenue was up US$37 million, primarily due to higher annual performance-based mutual fund fees, and higher fee-based revenue from higher average AUM balances attributable to market appreciation.
Revenue was up US$54 million or 10% from the prior quarter.
Commercial banking revenue was up US$19 million, primarily due to volume growth and higher deposit margins, partially offset by lower loan margins.
Wealth management revenue was up US$35 million, primarily due to higher annual performance-based mutual fund fees.
Net interest margin on average interest-earning assets was up 29 basis points from the same quarter last year, primarily due to higher deposit volumes and higher margins.
Net interest margin on average interest-earning assets was up 15 basis points from the prior quarter, primarily due to volume growth, higher margins and favourable business mix.
Provision for (reversal of) credit losses
Provision for credit losses was down US$134 million from the same quarter last year. The current quarter included a provision reversal on performing loans primarily due to favourable credit migration within the performing portfolio and an allowance release for credit migration from the performing to the impaired portfolio, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook and an unfavourable impact resulting from model parameter updates, partially offset by an allowance release for credit migration from the performing to the impaired portfolio. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction sector.
Provision for credit losses was down US$13 million from the prior quarter. Provision reversal on performing loans was up primarily due to the movements in the current quarter mentioned above. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.
Non-interest
expenses
Non-interest
expenses were down US$30 million or 8% from the same quarter last year, primarily due to a US$67 million charge related to the special assessment imposed by the FDIC reported in the prior year, which was shown as an item of note, partially offset by higher spending on performance-based and employee-related compensation.
Non-interest
expenses were up US$25 million or 8% from the prior quarter, primarily due to higher performance-based and employee-related compensation.

14	CIBC FIRST QUARTER 2025

Income taxes
Income taxes were up US$61 million from the same quarter last year, and were up US$11 million from the prior quarter, due to higher income and earnings mix.
Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked
research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Results
(1)

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31 (2)	2024 Jan. 31 (2)
Revenue
Global markets (2)	$1,120	$717	$873
Corporate and investment banking	454	438	437
Total revenue (3)	1,574	1,155	1,310
Provision for (reversal of) credit losses
Impaired	7	21	(1)
Performing	14	10	1
Total provision for credit losses	21	31	–
Non-interest expenses	705	652	590
Income before income taxes	848	472	720
Income taxes (3)	229	126	198
Net income	$619	$346	$522
Net income attributable to:
Equity shareholders	$619	$346	$522
Efficiency ratio	44.8%	56.5%	45.1%
Operating leverage	0.8%	3.9%	(4.8)%
Return on equity (4)	24.9%	14.9%	23.6%
Average allocated common equity (4)	$9,846	$9,281	$8,818
Full-time equivalent employees	1,856	1,858	1,750
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Certain prior period information has been restated. See the “External reporting changes” section for additional details. In addition to the changes to our SBUs, our foreign exchange and payments business is now included in Global markets within Capital Markets. Previously, this business was included in Direct Financial Services within Capital Markets together with Simplii and Investor’s Edge. Prior period information has been restated.

(3)
TEB adjustment is no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for banks. The first quarter of 2024 includes a TEB adjustment of $68 million.

(4)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $619 million, up $97 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses and a provision for credit losses in the current quarter.
Net income was up $273 million from the prior quarter, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue
Revenue was up $264 million or 20% from the same quarter last year.
Global markets revenue was up $247 million, primarily due to higher revenue from equity derivatives trading and higher financing revenue, partially offset by a TEB adjustment in the same quarter last year, which was shown as an item of note.
Corporate and investment banking revenue was up $17 million, primarily due to higher corporate banking revenue that benefitted from the appreciation of the U.S. dollar and higher debt underwriting activity, partially offset by lower advisory revenue.
Revenue was up $419 million or 36% from the prior quarter.
Global markets revenue was up $403 million, primarily due to higher revenue from equity derivatives, fixed income, foreign exchange and commodities trading, and higher financing revenue.
Corporate and investment banking revenue was up $16 million, primarily due to higher corporate banking revenue that benefitted from the appreciation of the U.S. dollar and advisory revenue, partially offset by lower equity and debt underwriting activity.
Provision for (reversal of) credit losses
Provision for credit losses was up $21 million from the same quarter last year. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook, including with respect to the uncertainty that tariffs could be imposed by the U.S. government. Provision for credit losses on impaired loans was up due to an impairment in the mining sector.
Provision for credit losses was down $10 million from the prior quarter. Provision for credit losses on performing loans was up modestly from the prior quarter, including the uncertainty that tariffs could be imposed by the U.S. government. Provision for credit losses on impaired loans was down due to a lower provision on the same impairment in the mining sector in the current quarter.
Non-interest
expenses
Non-interest
expenses were up $115 million or 19% from the same quarter last year, primarily due to higher performance-based and employee-related compensation, and higher spending on strategic initiatives.
Non-interest expenses were up $53 million or 8% from the prior quarter, primarily due to higher performance-based compensation, and higher spending on strategic initiatives.

CIBC FIRST QUARTER 2025	15

Income taxes
Income taxes were up $31 million from the same quarter last year due to higher income and earnings mix, partially offset by the elimination of TEB adjustments from the denial of the dividends received deduction for Canadian banks. Income taxes were up $103 million from the prior quarter, due to higher income and earnings mix.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
Revenue
International banking	$249	$239	$239
Other	(15)	46	(131)
Total revenue (2)	234	285	108
Provision for (reversal of) credit losses
Impaired	12	1	(4)
Performing	5	–	(12)
Total provision for (reversal of) credit losses	17	1	(16)
Non-interest expenses	390	438	326
Loss before income taxes	(173)	(154)	(202)
Income taxes (2)	(113)	(147)	(179)
Net loss	$(60)	$(7)	$(23)
Net income (loss) attributable to:
Non-controlling interests	$8	$8	$12
Equity shareholders	(68)	(15)	(35)
Full-time equivalent employees (3)	24,056	24,026	24,040
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
TEB adjustment offset is no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for banks. The first quarter of 2024 includes a TEB adjustment offset of $68 million.

(3)
Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

Financial overview
Net loss for the quarter was $60 million, compared with a net loss of $23 million in the same quarter last year, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher treasury revenue.
Net loss for the quarter was $60 million, compared with a net loss of $7 million in the prior quarter, primarily due to lower treasury revenue and a higher provision for credit losses, partially offset by lower non-interest expenses.
Revenue
Revenue was up $126 million from the same quarter last year.
International banking revenue was up $10 million, primarily due to the impact of foreign exchange translation, volume growth and higher fee income, partially offset by lower margins, and investment losses.
Other revenue was up $116 million, as the same quarter last year included a TEB adjustment, which was shown as an item of note, and higher treasury revenue resulting from lower funding costs borne by Treasury.
Revenue was down $51 million from the prior quarter.
International banking revenue was up $10 million, primarily due to the impact of foreign exchange translation, volume growth and higher fee income, partially offset by lower margins, and investment losses.
Other revenue was down $61 million, primarily due to lower treasury revenue.
Provision for (reversal of) credit losses
Provision for credit losses in International banking was up $33 million from the same quarter last year. The current quarter included a provision for credit losses on performing loans, while the same quarter last year included a provision reversal reflective of an improvement in our economic outlook. Provision for credit losses on impaired loans was up mainly attributable to the business services sector.
Provision for credit losses in International banking was up $16 million from the prior quarter. The provision on performing loans was up slightly from the prior quarter. Provision for credit losses on impaired loans was up mainly attributable to the business services sector.
Non-interest
expenses
Non-interest
expenses were up $64 million or 20% from the same quarter last year, primarily due to a legal provision in the current quarter and higher expenses in International banking.
Non-interest
expenses were down $48 million or 11% from the prior quarter, primarily due to lower corporate costs, partially offset by a legal provision in the current quarter.

16	CIBC FIRST QUARTER 2025

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2025 Jan. 31	2024 Oct. 31
Assets
Cash and deposits with banks	$47,811	$48,064
Securities	273,041	254,345
Securities borrowed and purchased under resale agreements	104,752	100,749
Loans and acceptances, net of allowance for credit losses	568,119	558,292
Derivative instruments	38,572	36,435
Other assets	50,169	44,100
	$1,082,464	$1,041,985
Liabilities and equity
Deposits	$782,176	$764,857
Obligations related to securities lent, sold short and under repurchase agreements	157,328	139,792
Derivative instruments	44,902	40,654
Other liabilities	28,929	30,210
Subordinated indebtedness	7,498	7,465
Equity	61,631	59,007
	$1,082,464	$1,041,985
Assets
As at January 31, 2025, total assets were up $40.5 billion or 4% from October 31, 2024, including approximately $17.8 billion due to the appreciation of the U.S. dollar.
Cash and deposits with banks was comparable.
Securities increased by $18.7 billion or 7%, primarily due to increases in equity trading securities, debt security portfolios in our Treasury and trading businesses, and mortgage-backed securities.
Securities borrowed and purchased under resale agreements increased by $4.0 billion or 4%, primarily due to client-driven activities.
Loans and acceptances, net of allowance for credit losses, increased by $9.8 billion or 2%, primarily due to increases in business and government loans, including the impact of foreign exchange translation, and the Canadian residential mortgage portfolio.
Derivative instruments increased by $2.1 billion or 6%, largely driven by an increase in foreign exchange derivatives valuation, partially offset by a decrease in equity and other commodity derivatives valuation.
Other assets increased by $6.1 billion or 14%, primarily due to increases in collateral pledged for derivatives and broker receivables.
Liabilities
As at January 31, 2025, total liabilities were up $37.9 billion or 4% from October 31, 2024, including approximately $17.5 billion due to the appreciation of the U.S. dollar.
Deposits increased by $17.3 billion or 2%, primarily due to the appreciation of the U.S. dollar in business and government deposits and retail volume growth. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $17.5 billion or 13%, primarily due to client-driven
activities.
Derivative instruments increased by $4.2 billion or 10%, largely driven by an increase in foreign exchange derivatives valuation.
Other liabilities decreased by $1.3 billion or 4%, primarily due to a decrease in settlement of employee compensation and broker client payables.
Subordinated indebtedness was comparable. For further details see the “Capital management” section.
Equity
As at January 31, 2025, equity increased by $2.6 billion or 4% from October 31, 2024, primarily due to a net increase in accumulated other comprehensive income (AOCI) mainly resulting from net foreign currency translation gains related to our net investment in foreign operations and net gains on cash flow hedges, a net increase in retained earnings from net income that exceeded dividends and distributions and the impact of shares repurchased and cancelled under a normal course issuer bid (NCIB), and the issuance of Limited Recourse Capital Notes (LRCN), partially offset by the redemption of preferred shares.

CIBC FIRST QUARTER 2025	17

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 35 to 43 of our 2024 Annual Report.
Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently at 3.5% of RWA but can range from 0.0% to 4.0% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline,
D-SIBs
are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at January 31, 2025	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at January 31, 2025.
(2)	On December 17, 2024, OSFI announced the DSB will remain at 3.5% of total RWA. This level remains unchanged from October 31, 2024.
n/a	Not applicable.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2024 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

18	CIBC FIRST QUARTER 2025

Continuous enhancement to regulatory capital and TLAC requirements
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures. The discussion below provides a summary of Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2024 Annual Report.
Basel III reforms and revised Pillar 3 disclosure requirements
We calculate a capital floor based on the revised standardized approaches as part of the implementation of the Basel III reforms. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, an adjustment to our RWA would be required. The floor adjustment factor was originally scheduled to phase in over a three-year period commencing in the second quarter of 2023 at 65.0%, followed by an increase of 2.5% per year until it reaches 72.5% in 2026. In July 2024, OSFI announced a one-year delay to the increase. Subsequently, on February 12, 2025, OSFI announced an indefinite deferral to the increases of the floor adjustment factor, holding the factor at the existing level of 67.5% until further notice. OSFI also committed to notifying affected banks at least two years prior to resuming an increase in the capital floor level.
Regulatory capital, leverage and TLAC ratios
Our capital and TLAC positions remain above OSFI regulatory requirements. Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at	2025 Jan. 31	2024 Oct. 31
CET1 capital	$46,213	$44,516
Tier 1 capital	51,574	49,481
Total capital	59,114	56,809
RWA consisting of:
Credit risk	$282,088	$274,503
Market risk	12,049	12,188
Operational risk	47,793	46,811
Total RWA	$341,930	$333,502

CET1 ratio	13.5%	13.3%
Tier 1 capital ratio	15.1%	14.8%
Total capital ratio	17.3%	17.0%
Leverage ratio exposure	$1,205,520	$1,155,432
Leverage ratio	4.3%	4.3%
TLAC available	$107,533	$101,062
TLAC ratio	31.4%	30.3%
TLAC leverage ratio	8.9%	8.7%
CET1 ratio
The CET1 ratio at January 31, 2025 increased 0.2% from October 31, 2024, driven by an increase in CET1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions) and the impact of foreign currency translation, partially offset by shares repurchased and cancelled under an NCIB.
The increase in RWA was due to increases in credit risk and operational risk RWA, partially offset by a decrease in market risk RWA. The increase in credit risk RWA was mainly due to foreign currency translation, credit portfolio migration and organic growth, partially offset by model updates. The increase in operational risk RWA was due to an increase in risk levels. The decrease in market risk RWA was mainly due to decreases in risk levels.
Tier 1 capital ratio
The Tier 1 capital ratio at January 31, 2025 increased 0.3% from October 31, 2024, primarily due to the factors affecting the CET1 ratio noted above, and the issuances of LRCN Series 5 Notes, partially offset by the redemption of Series 41 shares. See the “Capital initiatives” section for further details.
Total capital ratio
The Total capital ratio at January 31, 2025 increased 0.3% from October 31, 2024, primarily due to the factors affecting the Tier 1 capital ratio noted above and an increase in eligible allowances included in Tier 2 capital.
Leverage ratio
The leverage ratio at January 31, 2025 was comparable to October 31, 2024, as the increase in leverage ratio exposure was largely offset by an increase in the Tier 1 capital discussed above. The increase in leverage ratio exposure was primarily driven by an increase in on-balance
sheet securities financing transactions, and off-balance sheet exposures.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at January 31, 2025 increased 1.1% from October 31, 2024, primarily driven by an increase in total TLAC instruments, partially offset by an increase in RWA. The increase in TLAC instruments was primarily a result of higher level of bail-in
eligible liabilities, and higher total capital due to the factors noted above.
The TLAC leverage ratio at January 31, 2025 increased 0.2% from October 31, 2024, primarily due to the increase in TLAC instruments, partially offset by higher leverage ratio exposure due to the factors noted above.

CIBC FIRST QUARTER 2025	19

Capital initiatives
The following were the main capital initiatives undertaken in 2025:
Normal course issuer bid (NCIB)
On September 6, 2024, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2025. 3,500,000 common shares have been purchased and cancelled during the quarter at an average price of $91.59 for a total amount of $320 million. Since the inception of this NCIB, 8,500,000 common shares have been purchased and cancelled for a total amount of $739 million.
Employee share purchase plan
Commencing October 11, 2024, employee contributions to our Canadian Employee Share Purchase Plan (ESPP) were used to acquire common shares in the open market. Previously, these shares were issued from Treasury.
Shareholder investment plan
Commencing with dividends paid on January 28, 2025, and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan will be purchased from the open market. For the share purchase option, this change became effective February 1, 2025.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the CIBC Board of Directors. The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada) and the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements included in our 2024 Annual Report.
Limited Recourse Capital Notes Series 5 (NVCC) (subordinated indebtedness) (LRCN Series 5 Notes)
On November 5, 2024, we issued USD$500 million principal amount of 6.950% LRCN Series 5 Notes. The LRCN Series 5 Notes mature on January 28, 2085, and bear interest at a fixed rate of 6.950% per annum (paid quarterly) until January 28, 2030. Starting on January 28, 2030, and every five years thereafter until January 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.833% per annum.
Concurrently with the issuance of the LRCN Series 5 Notes, we issued
Non-Cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 59 (NVCC) (the Series 59 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 59 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 5 Notes when due, the sole remedy of each LRCN Series 5 Note holder is limited to that holder’s proportionate share of the Series 59 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 5 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2030, at par.
Preferred shares
On January 31, 2025, we redeemed all 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares), at a redemption price of $25.00 per Series 41 share, for a total redemption cost of $300 million.
Subordinated indebtedness
On January 22, 2025, we announced the redemption of all US$10 million of our Floating Rate Subordinated Capital Debentures due 2085 on February 28, 2025. In accordance with their terms, the Debentures will be redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
On January 31, 2025, we redeemed all US$38 million of our Floating Rate Subordinated Capital Debentures due 2084. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

20	CIBC FIRST QUARTER 2025

Convertible instruments
The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding
$ millions, except number of shares and per share amounts, as at January 31, 2025	Number of shares	Par value
Common shares	940,047,574	$17,023
Treasury shares – common shares (1)	33,681	4
Preferred shares
Series 43 (NVCC)	12,000,000	300
Series 47 (NVCC)	18,000,000	450
Series 56 (NVCC)	600,000	600
Series 57 (NVCC)	500,000	500
Treasury shares – preferred shares (1)	(1,377)	(1)
Limited recourse capital notes
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800
6.987% Limited recourse capital notes Series 4 (NVCC)	n/a	500
6.950% Limited recourse capital notes Series 5 (NVCC)	n/a	693
Subordinated indebtedness
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750
5.30% Debentures due January 16, 2034 (NVCC)	n/a	1,250
4.90% Debentures due June 12, 2034 (NVCC)	n/a	1,000
Stock options outstanding	17,128,567
(1)
A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements in our 2024 Annual Report for the accounting policy on treasury shares.

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above into a maximum of approximately 6.4 billion common shares, in aggregate, which would represent a dilution impact of 87% based on the number of CIBC common shares and NVCC instruments outstanding as at January 31, 2025. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
Upon the occurrence of a Trigger Event, Class A Preferred Shares Series 43, 47, 56 and 57 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 53, 54, 55, 58 and 59 Preferred Shares held in the Limited Recourse Trust, will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares. The Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at January 31, 2025, $66.2 billion (October 31, 2024: $61.1 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime.
See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.

CIBC FIRST QUARTER 2025	21

Global systemically important banks – public disclosure requirements
The following disclosure is required by OSFI pursuant to the Advisory: “Global systemically important banks – Public disclosure requirements”. The Basel Committee on Banking Supervision (BCBS) and the Financial Stability Board (FSB) identify global systemically important banks
(G-SIBs).
CIBC is a federally regulated bank but has not been identified as a
G-SIB.
However, federally regulated banks that have leverage ratio exposure measures greater than the equivalent of
€
200 billion at
year-end
are required to publicly disclose at a minimum 13 indicators (in Canadian equivalent values) annually used to identify
G-SIBs.
The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually, and in accordance with regulatory scope of consolidation. As a result, values may not be directly comparable against other measures disclosed in the consolidated financial statements.

The following table provides the 13 indicators used in the BCBS assessment methodology to identify
G-SIBs:

$ millions, as at or for the year ended October 31				2024	2023
Section			Indicators (1)
A.	Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$373,495	$323,878
		2.	Cross-jurisdictional liabilities	277,243	208,435
B.	Size	3.	Total exposures as defined for use in the leverage ratio	$1,150,900	$1,075,618
C.	Interconnectedness	4.	Intra-financial system assets	$80,195	$69,970
		5.	Intra-financial system liabilities	79,813	79,845
		6.	Securities outstanding	270,762	223,108
D.	Substitutability/financial institution infrastructure	7.	Payments activity	$25,260,039	$21,147,012
		8.	Assets under custody	2,161,791	1,760,406
		9.	Underwritten transactions in debt and equity markets	92,436	64,211
		10.	Trading volume
			Trading volume fixed income	1,452,806	1,756,901
			Trading volume equities and other securities	3,080,584	2,624,925
E.	Complexity	11.	Notional amount of over-the-counter derivatives	$8,139,222	$7,120,729
		12.	Trading and other securities	43,935	35,314
		13.	Level 3 assets	916	953
(1)	The G-SIB measures are calculated in accordance with the annual instructions for the G-SIB assessment exercise published by the Basel Committee on Banking Supervision.
Changes in
G-SIB
measures
Changes in measures compared with 2023 primarily reflect normal changes in business activity and movement in foreign exchange rates.
A. Cross-jurisdictional activity
The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the global impact of a bank’s distress or failure varies in line with its share of cross-jurisdictional assets and liabilities.
B. Size
Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.
C. Interconnectedness
Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness with other financial institutions.
D. Substitutability/financial institution infrastructure
The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.
E. Complexity
The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater the costs and time needed to resolve the bank.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. Further details of our off-balance
sheet arrangements are provided on pages 43–44 of our 2024 Annual Report and also in Note 6 and Note 20 to the consolidated financial statements included in our 2024 Annual Report.

22	CIBC FIRST QUARTER 2025

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 45 to 84 of our 2024 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include Governance Groups within the business to facilitate the Control Framework, Operational Risk Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to support Management in meeting their governance, risk and control activities. A Governance Group is considered the first line of defence, in conjunction with Business Unit Management. Control Groups, which typically reside within centralized functions, provide subject matter expertise to Business Unit Management and/or implement/maintain enterprise-wide control programs and activities. While Control Groups collaborate with Business Unit Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 53 to 56 of our 2024 Annual Report for details regarding the following top and emerging risks:
•	Inflation, interest rates and economic growth
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Data and Artificial Intelligence risk
•	Third-party risk
•	Anti-money laundering, anti-terrorist financing and sanctions
•	U.S. banking regulation
•	Interbank Offered Rate transition
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2024 Annual Report, as well as regulatory and accounting developments that are material for CIBC.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining

CIBC FIRST QUARTER 2025	23

equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and protectionism (further details are provided in the “Financial performance overview – Economic outlook” section), including from tariffs and other retaliatory measures, could have serious negative implications for general economic and banking activities.
New tariffs, if imposed by the U.S., can amplify ongoing U.S., Canada, China, and Mexico trade issues with potential negative impacts on supply chains. Tariffs can impact both retail and commercial clients. Retail clients may get impacted by an uptick in unemployment which could impact their ability to repay loan obligations and higher inflation, which may reduce their discretionary spending. Commercial clients may see lower overall revenues, experience higher costs and may slow down growth and expansion plans. The impact of tariffs may slow down loan origination and/or debt servicing for both retail and commercial clients. This risk is also contingent on the extent and duration of tariffs, and also the potential fiscal and monetary policies that may be enacted in response to them. We continue to monitor the trade agreements and tariffs situation closely.
Other areas which continue to be of concern include:
•	Conflict in the Middle East;
•	The war in Ukraine; and
•	Rising civil unrest and activism globally.
While it is difficult to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Canadian consumer debt and the housing market
The latest household debt-to-income ratio data from Statistics Canada reflects a continued downward trend that started in the third quarter of 2023. It is at its lowest level since 2016 due to growth in disposable income and slower debt growth. The debt-to-service ratio is holding stable in recent quarters and is aligned with pre-pandemic levels. Mortgage debt-to-income and service ratios continue to trend at historically high levels, while non-mortgage debt-to-income and service ratios remain at historically low levels as clients maintain low utilization and high payment rates. Mortgage service ratios could see increases as mortgages continue to renew at higher rates and income growth decelerates from a slowing labour market. 2023 and 2024 year-to-date property sale volumes have slowed to 2018–2019 levels. Sustained high interest rates have maintained pressure on property sales and mortgage growth.
While the interest rate cuts in the second half of 2024 and throughout 2025 will provide some relief, the levels are still high and there is an expected lag on performance relief from each incremental cut. Further interest rate cuts could result in an increase in sales activity and housing prices. Real estate secured lending losses remain low, supported by strong housing prices, with the House Price Index (HPI) slightly below peak 2022 levels and up year-over-year. Unemployment rates increased throughout 2024 to the highest levels since 2017 (excluding the increase in 2020 and 2021 resulting from the COVID-19 pandemic) and may increase further if tariffs are imposed. Unemployment rates at high levels could elevate non-mortgage debt levels, and have increased unsecured payment pressures, typical of the credit cycle. In recent years, the regulatory environment has seen increased scrutiny, with regulators tightening guidelines and elevating oversight over financial institutions. Changes to guidelines could impact business processes, increasing costs to the bank and/or fines for non-compliance.
Recent changes impacting CIBC include:
•
OSFI introduced a new portfolio concentration limit for uninsured originations with loan-to-income greater than 4.5x, effective November 1, 2024, with compliance reporting starting the first quarter of 2025;

•
On September 16, 2024, to increase mortgage affordability for first-time homebuyers, the Department of Finance increased the maximum amortization for insured mortgages from 25 years to 30 years, and the maximum property value cap from $1 million to $1.5 million, effective December 15, 2024; and

•
On September 26, 2024, OSFI issued further clarifications that existing uninsured mortgages that are straight switching from one federally regulated financial institution to another will be exempt from the re-application Interest Rate Stress Test, effective November 21, 2024.

Climate risk
On December 18, 2024, the Canadian Sustainability Standards Board (CSSB) published its first Canadian Sustainability Disclosure Standards (CSDSs). The finalized CSDS 1 “General Requirements for Disclosure of Sustainability-related Financial Information” and CSDS 2 “Climate-related Disclosures” align with IFRS S1 “General Requirements for Disclosure of Sustainability-related Financial Information” (IFRS S1) and IFRS S2 “Climate-related Disclosures” (IFRS S2), but with Canadian-specific modifications. OSFI has indicated that it plans to incorporate elements of CSDS 2 into Guideline B-15 on Climate Risk Management (Guideline B-15). In addition, the Canadian Securities Administrators (CSA) continues to work towards a revised mandatory climate-related disclosure rule that plans to incorporate the CSSB standards.
Tax reform
The tax environment continues to evolve with the potential for more near-term tax legislative changes that could impact CIBC given the new U.S. administration and the upcoming Canadian federal election in 2025.
On June 20, 2024, Canada enacted the
Global Minimum Tax Act
(GMTA) to adopt the OECD Pillar Two, which implements a 15% global minimum corporate tax on certain multinational enterprises (GMT), which applied to CIBC as of November 1, 2024. GMT is in different stages of adoption across the jurisdictions in which CIBC operates. The recent executive orders issued by the new U.S. administration creates uncertainty and heightened complexity as to the application of GMT globally. See the “Financial results review – Taxes” section for further details.
Regulatory developments
See the “Capital management” and “Credit risk” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

24	CIBC FIRST QUARTER 2025

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at January 31, 2025:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $11 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $14,659 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $457 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC FIRST QUARTER 2025	25

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and credit valuation adjustment (CVA), but is before allowance for credit losses or credit risk mitigation for IRB approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral. Non-trading equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at				2025 Jan. 31				2024 Oct. 31
	IRB approach	(1)	Standardized approach	Total	IRB approach	(1)	Standardized approach	Total
Business and government portfolios
Drawn	$400,683		$16,808	$417,491	$386,836		$15,817	$402,653
Undrawn commitments	62,377		1,128	63,505	62,778		1,183	63,961
Repo-style transactions	481,462		1	481,463	408,201		1	408,202
Other off-balance sheet	18,065		553	18,618	17,078		487	17,565
OTC derivatives	20,727		137	20,864	18,806		126	18,932
Gross EAD on business and government portfolios	983,314		18,627	1,001,941	893,699		17,614	911,313
Less: Collateral held for repo-style transactions	455,201		–	455,201	388,767		–	388,767
Net EAD on business and government portfolios	528,113		18,627	546,740	504,932		17,614	522,546
Retail portfolios
Drawn	333,097		7,089	340,186	331,821		6,976	338,797
Undrawn commitments	108,161		4,138	112,299	104,906		3,982	108,888
Other off-balance sheet	447		117	564	444		114	558
Gross EAD on retail portfolios	441,705		11,344	453,049	437,171		11,072	448,243
Securitization exposures (2)	35,927		21,475	57,402	30,901		21,251	52,152
Gross EAD (3)	$1,460,946		$51,446	$1,512,392	$1,361,771		$49,937	$1,411,708
Net EAD (3)	$1,005,745		$51,446	$1,057,191	$973,004		$49,937	$1,022,941
(1)	Includes exposures subject to the supervisory slotting approach.
(2)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the standardized approach or the IRB approach. The external ratings-based approach (SEC-ERBA), which is inclusive of the internal assessment approach (SEC-IAA), includes exposures that qualify for the IRB approach, as well as exposures under the standardized approach.

(3)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%. Non-trading equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate paymen
ts.
Solutions may be temporary in nature or may involve other special management options.

2 6	CIBC FIRST QUARTER 2025

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline B-20 “Residential Mortgage Underwriting Practices and Procedures” (Guideline B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at January 31, 2025	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$16.9	11%	$136.0	89%	$11.2	100%	$16.9	10%	$147.2	90%
British Columbia and territories (4)	5.4	11	45.7	89	4.0	100	5.4	10	49.7	90
Alberta	9.3	36	16.4	64	1.7	100	9.3	34	18.1	66
Quebec	4.4	19	19.0	81	1.3	100	4.4	18	20.3	82
Central prairie provinces	2.5	37	4.3	63	0.5	100	2.5	34	4.8	66
Atlantic provinces	2.5	28	6.3	72	0.7	100	2.5	26	7.0	74
Canadian portfolio (5)(6)	41.0	15	227.7	85	19.4	100	41.0	14	247.1	86
U.S. portfolio (5)	–	–	2.9	100	–	–	–	–	2.9	100
Other international portfolio (5)	–	–	3.0	100	–	–	–	–	3.0	100
Total portfolio	$41.0	15%	$233.6	85%	$19.4	100%	$41.0	14%	$253.0	86%
October 31, 2024	$42.3	15%	$231.4	85%	$19.6	100%	$42.3	14%	$251.0	86%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at January 31, 2025 and October 31, 2024.
(3)
Includes $7.4 billion (October 31, 2024: $7.6 billion) of insured residential mortgages, $84.0 billion (October 31, 2024: $83.2 billion) of uninsured residential mortgages, and $6.5 billion (October 31, 2024: $6.5 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $2.3 billion (October 31, 2024: $2.4 billion) of insured residential mortgages, $31.0 billion (October 31, 2024: $30.9 billion) of uninsured residential mortgages, and $2.6 billion (October 31, 2024: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
54% (October 31, 2024: 55%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (Morningstar DBRS).

The average LTV ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended January 31, 2025, are provided in the following table:

	2025 Jan. 31		2024 Oct. 31		2024 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	66%	67%	66%	66%	66%	66%
British Columbia and territories (3)	64	64	62	64	63	63
Alberta	71	72	70	71	71	71
Quebec	68	70	68	70	68	70
Central prairie provinces	70	72	69	73	71	74
Atlantic provinces	67	68	64	68	68	69
Canadian portfolio (4)	66%	67%	66%	67%	67%	66%
U.S. portfolio (4)	62%	n/m	65%	n/m	65%	n/m
Other international portfolio (4)	69%	n/m	68%	n/m	73%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 66% (October 31, 2024: 66%; January 31, 2024: 66%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 63% (October 31, 2024: 64%; January 31, 2024: 62%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2025 (1)(2)	55%	53%
October 31, 2024 (1)(2)	54%	52%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2025 and October 31, 2024 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2024 and September 30, 2024, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 55% (October 31, 2024: 53%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 46% (October 31, 2024: 45%).

CIBC FIRST QUARTER 2025	27

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
January 31, 2025	–%	–%	2%	12%	44%	42%	–%	–%
October 31, 2024	–%	–%	2%	12%	45%	41%	–%	–%
U.S. portfolio
January 31, 2025	–%	–%	1%	2%	18%	79%	–%	–%
October 31, 2024	–%	–%	–%	2%	15%	83%	–%	–%
Other international portfolio
January 31, 2025	8%	12%	19%	21%	23%	16%	1%	–%
October 31, 2024	7%	12%	20%	21%	23%	16%	1%	–%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
January 31, 2025	1%	3%	8%	19%	32%	27%	2%	8%
October 31, 2024	1%	3%	7%	17%	32%	26%	3%	11%
U.S. portfolio
January 31, 2025	1%	3%	7%	9%	16%	64%	–%	–%
October 31, 2024	1%	3%	7%	9%	14%	66%	–%	–%
Other international portfolio
January 31, 2025	8%	12%	19%	21%	23%	16%	1%	–%
October 31, 2024	7%	12%	20%	21%	23%	16%	1%	–%
(1)
Includes variable rate mortgages of $21.9 billion (October 31, 2024: $28.9 billion), of which $6.3 billion (October 31, 2024: $17.6 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at January 31, 2025 and October 31, 2024, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by variable rate mortgages with elevated levels of interest rates relative to the rates at the time of origination. The elevated levels of interest rates had no impact on the remaining amortization period for fixed rate mortgages, which are assumed to be renewed at the same or a shorter amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2025, our Canadian condominium mortgages were $42.4 billion (October 31, 2024: $42.0 billion) of which 16% (October 31, 2024: 16%) were insured. Our drawn developer loans were $2.1 billion (October 31, 2024: $1.9 billion) or 0.9% (October 31, 2024: 0.9%) of our business and government portfolio, and our related undrawn exposure was $5.7 billion (October 31, 2024: $5.8 billion). The condominium developer exposure is diversified across 110 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position should be sufficient to absorb mortgage and HELOC losses.

28	CIBC FIRST QUARTER 2025

Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the three months ended	2025 Jan. 31			2024 Oct. 31			2024 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,628	$1,286	$2,914	$1,424	$1,333	$2,757	$1,956	$1,034	$2,990
Classified as impaired during the period	564	844	1,408	572	733	1,305	456	633	1,089
Transferred to performing during the period	(21)	(139)	(160)	(38)	(146)	(184)	(78)	(88)	(166)
Net repayments (1)	(302)	(238)	(540)	(212)	(288)	(500)	(226)	(124)	(350)
Amounts written off	(77)	(344)	(421)	(125)	(348)	(473)	(222)	(289)	(511)
Foreign exchange and other	49	12	61	7	2	9	(47)	(8)	(55)
Balance at end of period	$1,841	$1,421	$3,262	$1,628	$1,286	$2,914	$1,839	$1,158	$2,997
Allowance for credit losses – impaired loans	$463	$440	$903	$392	$424	$816	$636	$437	$1,073
Net impaired loans (2)
Balance at beginning of period	$1,236	$862	$2,098	$1,046	$882	$1,928	$1,289	$629	$1,918
Net change in gross impaired	213	135	348	204	(47)	157	(117)	124	7
Net change in allowance	(71)	(16)	(87)	(14)	27	13	31	(32)	(1)
Balance at end of period	$1,378	$981	$2,359	$1,236	$862	$2,098	$1,203	$721	$1,924
Net impaired loans as a percentage of net loans and acceptances			0.42%			0.38%			0.36%
(1)	Includes proceeds from the disposal of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at January 31, 2025, gross impaired loans were $3,262 million, up $265 million from the same quarter last year, primarily due to increases in the Canadian residential mortgages and personal lending portfolios, the impact of U.S. dollar appreciation on our business and government portfolio, as well as increases across a number of sectors, including the capital goods manufacturing, the utilities, and the mining sector, partially offset by a decrease in the real estate and construction sector.
Gross impaired loans were up $348 million from the prior quarter, primarily due to increases in the Canadian residential mortgages portfolio, the utilities, the real estate and construction, the business services and a number of other sectors, as well as the impact of U.S. dollar appreciation on our business and government portfolio, partially offset by decreases in the education, health and social services and the agriculture sectors.
52% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction, and the retail and wholesale sectors accounted for the majority.
36% of gross impaired loans related to the U.S., of which the real estate and construction, the capital goods manufacturing, the financial institutions, and the business services sectors accounted for the majority.
The remaining gross impaired loans related to International banking, of which the residential mortgages and personal lending portfolios, as well as the business services sector accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $903 million, down $170 million from the same quarter last year, primarily due to decreases in the real estate and construction and the education, health and social services sectors, partially offset by the impact of the U.S. dollar appreciation on our business and government portfolio and an increase in the mining sector.
Allowance for credit losses on impaired loans was up $87 million from the prior quarter, primarily due to increases in the real estate and construction, the utilities and a number of other sectors, as well as the Canadian residential mortgage portfolio, and the impact of the U.S. dollar appreciation on our business and government portfolio.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2025 Jan. 31	2024 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,241	$–	$1,241	$1,216
Personal	265	–	265	261
Credit card	268	179	447	392
Business and government	352	–	352	226
	$2,126	$179	$2,305	$2,095

CIBC FIRST QUARTER 2025	29

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative mark-to-market (MTM) receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at January 31, 2025	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$12,660	$1,003	$2,785	$16,448	$9,151	$717	$9,868	$638	$30	$416	$1,084	$27,400
Europe excluding U.K. (2)	8,628	2,222	6,006	16,856	7,020	1,644	8,664	526	141	1,218	1,885	27,405
Caribbean	6,108	2,043	4,678	12,829	2,369	2,910	5,279	49	–	52	101	18,209
Latin America (3)	760	–	7	767	738	–	738	9	96	–	105	1,610
Asia	1,602	2,980	1,949	6,531	351	771	1,122	1	671	1,346	2,018	9,671
Oceania (4)	6,546	1,267	1,029	8,842	3,144	212	3,356	6	–	81	87	12,285
Other	300	–	1	301	474	1	475	–	–	–	–	776
Total (5)	$36,604	$9,515	$16,455	$62,574	$23,247	$6,255	$29,502	$1,229	$938	$3,113	$5,280	$97,356
October 31, 2024	$32,732	$10,255	$14,484	$57,471	$20,602	$6,625	$27,227	$891	$911	$2,607	$4,409	$89,107
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $5.8 billion (October 31, 2024: $5.8 billion), collateral on repo-style transactions was $83.9 billion (October 31, 2024: $86.1 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $6,724 million (October 31, 2024: $6,419 million) to supranationals (a multinational organization or a political union comprising member nation-states).

3 0	CIBC FIRST QUARTER 2025

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The non-trading portfolio consists of positions in various currencies that related to asset/liability management (ALM) and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2025 Jan. 31					2024 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$13,530	$–		$2,816	$10,714	$8,565	$–		$3,328	$5,237	Foreign exchange
Interest-bearing deposits with banks	34,281	–		34,281	–	39,499	–		39,499	–	Interest rate
Securities	273,041	111,867		161,174	–	254,345	100,969		153,376	–	Interest rate, equity
Cash collateral on securities borrowed	18,609	–		18,609	–	17,028	–		17,028	–	Interest rate
Securities purchased under resale agreements	86,143	23,473		62,670	–	83,721	24,977		58,744	–	Interest rate
Loans
Residential mortgages	282,675	–		282,675	–	280,672	–		280,672	–	Interest rate
Personal	46,482	–		46,482	–	46,681	–		46,681	–	Interest rate
Credit card	20,182	–		20,182	–	20,551	–		20,551	–	Interest rate
Business and government (1)	222,884	457		222,427	–	214,305	101		214,204	–	Interest rate
Allowance for credit losses	(4,104)	–		(4,104)	–	(3,917)	–		(3,917)	–	Interest rate
Derivative instruments	38,572	34,700		3,872	–	36,435	33,482		2,953	–	Interest rate, foreign exchange
Other assets	50,169	4,003		30,868	15,298	44,100	3,132		26,055	14,913	Interest rate, equity, foreign exchange
	$1,082,464	$174,500		$881,952	$26,012	$1,041,985	$162,661		$859,174	$20,150
Deposits	$782,176	$28,836	(2)	$688,520	$64,820	$764,857	$28,041	(2)	$673,215	$63,601	Interest rate
Obligations related to securities sold short	20,778	20,269		509	–	21,642	21,425		217	–	Interest rate
Cash collateral on securities lent	8,914	–		8,914	–	7,997	–		7,997	–	Interest rate
Obligations related to securities sold under repurchase agreements	127,636	–		127,636	–	110,153	–		110,153	–	Interest rate
Derivative instruments	44,902	41,777		3,125	–	40,654	39,115		1,539	–	Interest rate, foreign exchange
Other liabilities (1)	28,929	3,999		14,206	10,724	30,210	3,261		13,808	13,141	Interest rate
Subordinated indebtedness	7,498	–		7,498	–	7,465	–		7,465	–	Interest rate
	$1,020,833	$94,881		$850,408	$75,544	$982,978	$91,842		$814,394	$76,742
(1)	Certain information has been revised to conform to the current period presentation.
(2)	Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our Value-at-Risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.
The following table shows VaR for our trading activities based on risk type.

$ millions, as at or for the three months ended				2025 Jan. 31		2024 Oct. 31		2024 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$14.2	$4.6	$7.0	$8.9	$6.3	$7.5	$7.5	$7.4
Credit spread risk	2.9	1.3	1.3	2.1	1.9	2.2	2.6	2.4
Equity risk	9.2	7.1	8.9	7.9	6.9	5.7	5.2	5.7
Foreign exchange risk	3.6	0.8	1.3	1.6	0.6	1.2	1.2	0.9
Commodity risk	6.0	1.1	5.9	2.8	1.2	2.9	3.0	2.7
Diversification effect (1)	n/m	n/m	(13.3)	(12.4)	(9.4)	(11.0)	(9.1)	(9.8)
Total VaR (one-day measure)	$13.6	$8.4	$11.1	$10.9	$7.5	$8.5	$10.4	$9.3
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended January 31, 2025 was up $2.4 million from the prior quarter, driven by an increase in interest rate and equity derivatives exposures, foreign exchange portfolios, and partially offset by an increase in the diversification effect.

CIBC FIRST QUARTER 2025	31

Trading revenue
Trading revenue comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions.
During the quarter, trading revenue was positive for 100% of the days. Average daily trading revenue was $12.7 million during the quarter. Average daily trading revenue is calculated as the total trading revenue divided by the number of business days in the period.
Trading revenue versus VaR
The trading revenue versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue against the close of business day VaR measures.

Non-trading activities

Structural interest rate risk (SIRR)

SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.

SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential before-tax impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected 12-month net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2025 Jan. 31			2024 Oct. 31			2024 Jan. 31
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$109	$41	$150	$159	$45	$204	$163	$114	$277
Increase (decrease) in EVE	(1,061)	(454)	(1,515)	(956)	(400)	(1,356)	(787)	(363)	(1,150)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(174)	(44)	(218)	(193)	(49)	(242)	(217)	(111)	(328)
Increase (decrease) in EVE	975	464	1,439	829	408	1,237	708	379	1,087
(1)	Includes CAD and other currency exposures.

3 2	CIBC FIRST QUARTER 2025

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from the Global Asset Liability Committee (GALCO).
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and Non-Trading Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.
Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2025	Cash and deposits with banks	$47,811	$–	$47,811	$593	$47,218
Jan. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	186,503	127,831	314,334	178,768	135,566
	Other debt securities	6,373	13,525	19,898	4,351	15,547
	Equities	67,475	35,615	103,090	69,700	33,390
	Canadian government guaranteed National Housing Act mortgage-backed securities	34,198	2,757	36,955	23,107	13,848
	Other liquid assets (2)	19,352	3,674	23,026	11,149	11,877
		$361,712	$183,402	$545,114	$287,668	$257,446
2024	Cash and deposits with banks	$48,064	$–	$48,064	$560	$47,504
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	178,324	108,499	286,823	146,992	139,831
	Other debt securities	6,093	11,328	17,421	3,696	13,725
	Equities	58,102	33,424	91,526	54,269	37,257
	Canadian government guaranteed National Housing Act mortgage-backed securities	35,155	2,038	37,193	20,263	16,930
	Other liquid assets (2)	16,021	2,849	18,870	8,971	9,899
		$341,759	$158,138	$499,897	$234,751	$265,146
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2025 Jan. 31	2024 Oct. 31
CIBC (parent)	$164,771	$185,357
Domestic subsidiaries	24,869	7,882
Foreign subsidiaries	67,806	71,907
	$257,446	$265,146

CIBC FIRST QUARTER 2025	3 3

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our encumbered liquid assets as at January 31, 2025 increased by $52.9 billion since October 31, 2024, primarily due to an increase in securities financing transactions. Our unencumbered liquid assets as at January 31, 2025 decreased by $7.7 billion since October 31, 2024, primarily due to a decrease in liquid government securities holdings.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2025	Cash and deposits with banks	$–	$593		$47,218	$–		$47,811
Jan. 31	Securities (3)	254,428	9,540		196,380	–		460,348
	Loans, net of allowance (4)	–	60,590		28,555	478,974		568,119
	Other assets	9,534	–		4,350	74,857		88,741
		$263,962	$70,723		$276,503	$553,831		$1,165,019
2024	Cash and deposits with banks	$–	$560		$47,504	$–		$48,064
Oct. 31	Securities (3)	206,861	7,117		200,712	–		414,690
	Loans, net of allowance (4)(5)	–	57,998		26,919	473,375		558,292
	Other assets (5)	7,067	–		4,195	69,273		80,535
		$213,928	$65,675		$279,330	$542,648		$1,101,581
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5)	Certain information has been revised to conform to the current period presentation.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

3 4	CIBC FIRST QUARTER 2025

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended January 31, 2025		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$212,665
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$225,153		17,588
3	Stable deposits	100,045		3,001
4	Less stable deposits	125,108		14,587
5	Unsecured wholesale funding, of which:	254,439		114,904
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	124,217		29,833
7	Non-operational deposits (all counterparties)	108,389		63,238
8	Unsecured debt	21,833		21,833
9	Secured wholesale funding	n/a		28,858
10	Additional requirements, of which:	182,175		41,001
11	Outflows related to derivative exposures and other collateral requirements	21,760		7,773
12	Outflows related to loss of funding on debt products	5,342		5,342
13	Credit and liquidity facilities	155,073		27,886
14	Other contractual funding obligations	4,174		3,931
15	Other contingent funding obligations	451,438		8,791
16	Total cash outflows	n/a		215,073
Cash inflows
17	Secured lending (e.g. reverse repos)	131,459		25,517
18	Inflows from fully performing exposures	20,761		10,741
19	Other cash inflows	17,234		17,234
20	Total cash inflows	$169,454		$53,492
				Total adjusted value
21	Total HQLA	n/a		$212,665
22	Total net cash outflows	n/a		$161,581
23	LCR	n/a		132%
$ millions, average of the three months ended October 31, 2024				Total adjusted value
24	Total HQLA	n/a		$198,395
25	Total net cash outflows	n/a		$153,489
26	LCR	n/a		129%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at January 31, 2025 increased to 132% from 129% in the prior quarter, due to higher HQLA, partially offset by an increase in net cash outflows. The increase in total HQLA compared to the prior quarter mainly reflects an increase in deposits.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

CIBC FIRST QUARTER 2025	35

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at January 31, 2025		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$61,227	$–	$–	$7,000	$68,227
2	Regulatory capital	61,227	–	–	7,000	68,227
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	195,452	56,178	23,170	18,777	271,726
5	Stable deposits	88,629	22,669	11,330	9,177	125,674
6	Less stable deposits	106,823	33,509	11,840	9,600	146,052
7	Wholesale funding	192,240	228,709	48,520	103,541	248,054
8	Operational deposits	124,201	4,323	–	3	64,265
9	Other wholesale funding	68,039	224,386	48,520	103,538	183,789
10	Liabilities with matching interdependent assets	–	1,391	905	12,819	–
11	Other liabilities	–	90,558 (1)			8,151
12	NSFR derivative liabilities		12,949 (1)
13	All other liabilities and equity not included in the above categories	–	69,397	123	8,089	8,151
14	Total ASF					596,158
RSF item
15	Total NSFR HQLA					24,095
16	Deposits held at other financial institutions for operational purposes	–	2,733	–	96	1,462
17	Performing loans and securities	83,693	125,391	79,017	358,457	433,043
18	Performing loans to financial institutions secured by Level 1 HQLA	–	12,112	2,538	7	1,959
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,208	43,570	8,688	25,779	36,132
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	39,051	36,286	29,973	134,444	180,702
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,447	31,347	37,218	188,484	183,392
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,447	31,270	37,126	182,620	178,323
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	24,987	2,076	600	9,743	30,858
25	Assets with matching interdependent liabilities	–	1,391	905	12,819	–
26	Other assets	15,081	90,403 (1)			53,537
27	Physical traded commodities, including gold	4,350				3,698
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		11,914 (1)			10,127
29	NSFR derivative assets		10,092 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		38 (1)			1,243
31	All other assets not included in the above categories	10,731	59,610	391	8,358	38,469
32	Off-balance sheet items		462,277 (1)			15,877
33	Total RSF					$528,014
34	NSFR					113%
$ millions, as at October 31, 2024						Weighted value
35	Total ASF					$579,137
36	Total RSF					$503,435
37	NSFR					115%
(1)	No assigned time period per disclosure template design.
Our NSFR as at January 31, 2025 decreased to 113% from 115% in the prior quarter, mainly due to an increase in loans and securities.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.
Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

3 6	CIBC FIRST QUARTER 2025

We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at January 31, 2025	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$4,616	$170	$930	$890	$6,606	$–	$–	$6,606
Certificates of deposit and commercial paper	11,527	19,934	20,367	25,523	77,351	727	–	78,078
Bearer deposit notes and bankers’ acceptances	1,057	1,503	381	1,078	4,019	–	–	4,019
Senior unsecured medium-term notes (2)	739	10,501	5,165	5,438	21,843	17,892	28,579	68,314
Senior unsecured structured notes	–	–	42	–	42	72	73	187
Covered bonds/asset-backed securities
Mortgage securitization (3)	–	829	438	894	2,161	1,558	12,020	15,739
Covered bonds	–	543	2,931	2,730	6,204	18,385	16,033	40,622
Cards securitization	–	–	1,979	118	2,097	1,410	–	3,507
Subordinated liabilities	–	–	–	–	–	–	7,498	7,498
Other (4)	–	–	–	–	–	–	9	9
	$17,939	$33,480	$32,233	$36,671	$120,323	$40,044	$64,212	$224,579
Of which:
Secured	$–	$1,372	$5,348	$3,742	$10,462	$21,353	$28,053	$59,868
Unsecured	17,939	32,108	26,885	32,929	109,861	18,691	36,159	164,711
	$17,939	$33,480	$32,233	$36,671	$120,323	$40,044	$64,212	$224,579
October 31, 2024	$25,956	$11,157	$43,907	$36,822	$117,842	$34,558	$62,917	$215,317
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes $500 million (October 31, 2024: $500 million) of HELOC securitization.
(4)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2025 Jan. 31		2024 Oct. 31
CAD	$50.5	23%	$48.8	23%
USD	130.6	58	124.3	57
Other	43.5	19	42.2	20
	$224.6	100%	$215.3	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
Our credit ratings are summarized in the following table:

As at January 31, 2025	Morningstar DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Senior debt (2)	AA	AA	Aa2	A+
Bail-in senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)(5)	BBB(H)	BBB+	Baa3	BBB-
Preferred shares – NVCC (4)(5)	Pfd-2	BBB+	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
Morningstar DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
(5)
Morningstar DBRS rating does not apply to limited recourse capital notes and associated preferred shares issued in USD. Fitch rating only applies to limited recourse capital notes and associated preferred shares issued in USD.

CIBC FIRST QUARTER 2025	37

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2025 Jan. 31	2024 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.4	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however, this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at January 31, 2025	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$13,530	$–	$–	$–	$–	$–	$–	$–	$–	$13,530
Interest-bearing deposits with banks	34,281	–	–	–	–	–	–	–	–	34,281
Securities	7,468	8,301	15,558	9,611	14,995	32,005	62,839	49,654	72,610	273,041
Cash collateral on securities borrowed	18,609	–	–	–	–	–	–	–	–	18,609
Securities purchased under resale agreements	49,767	16,203	12,705	3,915	2,247	1,295	7	4	–	86,143
Loans
Residential mortgages	5,657	12,463	17,892	14,262	27,972	90,598	102,630	11,201	–	282,675
Personal	1,011	693	752	948	666	627	4,803	5,352	31,630	46,482
Credit card	424	848	1,272	1,272	1,272	5,086	10,008	–	–	20,182
Business and government (2)	3,718	4,965	16,769	15,048	15,655	54,962	78,595	20,704	12,468	222,884
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,104)	(4,104)
Derivative instruments	3,248	4,619	3,336	2,223	3,913	5,950	8,613	6,670	–	38,572
Other assets	–	–	–	–	–	–	–	–	50,169	50,169
	$137,713	$48,092	$68,284	$47,279	$66,720	$190,523	$267,495	$93,585	$162,773	$1,082,464
October 31, 2024	$130,008	$45,680	$57,993	$52,094	$61,184	$186,218	$260,975	$101,546	$146,287	$1,041,985
Liabilities
Deposits (3)	$47,327	$53,168	$57,862	$44,816	$45,255	$54,037	$66,119	$22,582	$391,010	$782,176
Obligations related to securities sold short	20,778	–	–	–	–	–	–	–	–	20,778
Cash collateral on securities lent	8,914	–	–	–	–	–	–	–	–	8,914
Obligations related to securities sold under repurchase agreements	93,959	31,970	412	141	500	654	–	–	–	127,636
Derivative instruments	3,698	5,503	3,353	2,605	3,916	8,124	6,300	11,398	5	44,902
Other liabilities (2)	52	47	70	69	69	270	611	842	26,899	28,929
Subordinated indebtedness	–	–	–	–	–	–	34	7,464	–	7,498
Equity	–	–	–	–	–	–	–	–	61,631	61,631
	$174,728	$90,688	$61,697	$47,631	$49,740	$63,085	$73,064	$42,286	$479,545	$1,082,464
October 31, 2024	$188,502	$48,833	$75,616	$49,168	$46,158	$55,388	$73,705	$39,445	$465,170	$1,041,985
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)	Certain information has been revised to conform to the current period presentation.
(3)
Comprises $258.7 billion (October 31, 2024: $252.9 billion) of personal deposits; $503.4 billion (October 31, 2024: $492.0 billion) of business and government deposits and secured borrowings; and $20.1 billion (October 31, 2024: $20.0 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and also reflect the impact of our regular business activities.

38	CIBC FIRST QUARTER 2025

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2025	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$1,911	$9,772	$6,599	$7,604	$6,399	$23,826	$85,343	$3,223	$250,479	$395,156
Standby and performance letters of credit	5,372	2,537	4,632	3,749	6,084	604	712	208	–	23,898
Backstop liquidity facilities	10	50	327	56	24,642	353	271	–	–	25,709
Documentary and commercial letters of credit	22	116	29	30	10	8	10	–	–	225
Other (2)	697	–	–	–	–	–	–	–	57	754
	$8,012	$12,475	$11,587	$11,439	$37,135	$24,791	$86,336	$3,431	$250,536	$445,742
October 31, 2024	$18,455	$35,462	$8,910	$11,720	$12,084	$26,766	$77,636	$3,562	$245,816	$440,411
(1)	Includes $192.9 billion (October 31, 2024: $189.6 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Includes forward-dated securities financing trades.
Other off-balance sheet contractual obligations
The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at January 31, 2025	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$97	$173	$302	$254	$246	$730	$819	$282	$2,903
Future lease commitments (2)	–	–	–	2	5	28	97	441	573
Investment commitments	3	9	–	2	1	1	45	475	536
Underwriting commitments	590	–	–	–	–	–	–	–	590
Pension contributions (3)	14	28	41	41	–	–	–	–	124
	$704	$210	$343	$299	$252	$759	$961	$1,198	$4,726
October 31, 2024 (2)	$607	$263	$292	$321	$279	$737	$850	$1,203	$4,552
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2025 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. The “Top and emerging risks” section includes updates to these risks. The related policies and processes have not changed significantly from those described on pages 80 to 84 of our 2024 Annual Report.

CIBC FIRST QUARTER 2025	39

Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of material accounting policies is presented in Note 1 to the consolidated financial statements included in our 2024 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2024.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including with respect to uncertainty related to tariffs that could be imposed by the U.S. government and fiscal and monetary policies that may be enacted in response to tariffs, the expectation for lower interest rates even in the absence of a trade war, the easing of inflationary pressures and geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. See Note 5 to the consolidated financial statements in our 2024 Annual Report and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2024 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2025.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2025 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2024. For additional information, refer to pages 90 and 180 of our 2024 Annual Report.

40	CIBC FIRST QUARTER 2025

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets. Average balances are calculated as a weighted average of daily closing balances.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities.
Basis point
One-hundredth of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Common share book value
Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.
Dividend yield
Dividends per common share divided by the closing common share price.

CIBC FIRST QUARTER 2025	41

Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the taxable equivalent basis (TEB) adjustment included therein, divided by total average interest-earning assets excluding average trading interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

42	CIBC FIRST QUARTER 2025

Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense. Commencing in the third quarter of 2024, TEB reporting was no longer applicable to certain dividends received on or after January 1, 2024.
Total shareholder return (TSR)
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading activities and trading net interest income
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023 and in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. Trading net interest income is net interest income related to trading.

CIBC FIRST QUARTER 2025	43

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. AIRB is no longer permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the repricing of assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. FIRB methodology must be used for some exposure categories.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

44	CIBC FIRST QUARTER 2025

Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.
Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.

CIBC FIRST QUARTER 2025	45

Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to the standardized approach. Any shortfall in the IRB capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.

46	CIBC FIRST QUARTER 2025

Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes: project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
This approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI), which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC), which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier, which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach (SEC-ERBA) and the standardized approach (SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed Value-at-Risk
A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in the repricing of assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC FIRST QUARTER 2025	47

Interim consolidated financial statements
(Unaudited)

Contents

49	Consolidated balance sheet

50	Consolidated statement of income

51	Consolidated statement of comprehensive income

52	Consolidated statement of changes in equity

53	Consolidated statement of cash flows

54	Notes to the interim consolidated financial statements

54	Note 1	–	Changes in accounting policies
54	Note 2	–	Significant estimates and assumptions
55	Note 3	–	Fair value measurement
58	Note 4	–	Significant transactions
58	Note 5	–	Securities
60	Note 6	–	Loans
64	Note 7	–	Deposits
64	Note 8	–	Subordinated indebtedness

65	Note 9	–	Share capital
66	Note 10	–	Post-employment benefits
66	Note 11	–	Income taxes
66	Note 12	–	Earnings per share
67	Note 13	–	Contingent liabilities and provisions
67	Note 14	–	Interest income and expense
68	Note 15	–	Segmented information

48	CIBC FIRST QUARTER 2025

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2025 Jan. 31	2024 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$13,530	$8,565
Interest-bearing deposits with banks	34,281	39,499
Securities (Note 5)	273,041	254,345
Cash collateral on securities borrowed	18,609	17,028
Securities purchased under resale agreements	86,143	83,721
Loans (Note 6)
Residential mortgages	282,675	280,672
Personal	46,482	46,681
Credit card	20,182	20,551
Business and government (1)	222,884	214,305
Allowance for credit losses	(4,104)	(3,917)
	568,119	558,292
Other
Derivative instruments	38,572	36,435
Property and equipment	3,359	3,359
Goodwill	5,635	5,443
Software and other intangible assets	2,809	2,830
Investments in equity-accounted associates and joint ventures	703	785
Deferred tax assets	749	821
Other assets	36,914	30,862
	88,741	80,535
	$1,082,464	$1,041,985
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$258,666	$252,894
Business and government	443,533	435,499
Bank	20,109	20,009
Secured borrowings	59,868	56,455
	782,176	764,857
Obligations related to securities sold short	20,778	21,642
Cash collateral on securities lent	8,914	7,997
Obligations related to securities sold under repurchase agreements	127,636	110,153
Other
Derivative instruments	44,902	40,654
Deferred tax liabilities	50	49
Other liabilities (1)	28,879	30,161
	73,831	70,864
Subordinated indebtedness (Note 8)	7,498	7,465
Equity
Preferred shares and other equity instruments	5,341	4,946
Common shares (Note 9)	17,027	17,011
Contributed surplus	166	159
Retained earnings	34,366	33,471
Accumulated other comprehensive income (AOCI)	4,442	3,148
Total shareholders’ equity	61,342	58,735
Non-controlling interests	289	272
Total equity	61,631	59,007
	$1,082,464	$1,041,985
(1)
Includes customers’ liability under acceptances of $10 million (October 31, 2024: $6 million) in business and government loans and acceptances of $10 million (October 31, 2024: $6 million) in other liabilities. Prior period amounts have been revised to conform to the current period presentation.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUAR T ER 2025	49

Consolidated statement of income

Unaudited, millions of Canadian dollars, except as noted, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
Interest income (Note 14) (1)
Loans	$8,296	$8,668	$8,281
Securities	2,340	2,393	2,306
Securities borrowed or purchased under resale agreements	1,390	1,441	1,390
Deposits with banks and other	693	729	757
	12,719	13,231	12,734
Interest expense (Note 14)
Deposits	6,906	7,476	7,711
Securities sold short	133	163	156
Securities lent or sold under repurchase agreements	1,670	1,719	1,354
Subordinated indebtedness	107	120	120
Other	102	120	144
	8,918	9,598	9,485
Net interest income	3,801	3,633	3,249
Non-interest income
Underwriting and advisory fees	181	182	169
Deposit and payment fees	246	250	231
Credit fees	245	217	366
Card fees	114	105	100
Investment management and custodial fees	553	526	458
Mutual fund fees	531	465	445
Income from insurance activities, net	84	85	97
Commissions on securities transactions	137	129	87
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	1,161	827	845
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	13	(6)	15
Foreign exchange other than trading (FXOTT)	97	93	92
Income (loss) from equity-accounted associates and joint ventures	26	18	16
Other	92	93	51
	3,480	2,984	2,972
Total revenue	7,281	6,617	6,221
Provision for credit losses (Note 6)	573	419	585
Non-interest expenses
Employee compensation and benefits	2,277	2,207	1,950
Occupancy costs	201	208	217
Computer, software and office equipment	696	723	621
Communications	96	89	86
Advertising and business development	88	103	77
Professional fees	65	74	52
Business and capital taxes	36	34	35
Other (Note 13)	419	353	427
	3,878	3,791	3,465
Income before income taxes	2,830	2,407	2,171
Income taxes	659	525	443
Net income	$2,171	$1,882	$1,728
Net income attributable to non-controlling interests	$8	$8	$12
Preferred shareholders and other equity instrument holders	$88	$72	$67
Common shareholders	2,075	1,802	1,649
Net income attributable to equity shareholders	$2,163	$1,874	$1,716
Earnings per share (in dollars) (Note 12)
Basic	$2.20	$1.91	$1.77
Diluted	2.19	1.90	1.77
Dividends per common share (in dollars)	0.97	0.90	0.90
(1)
Interest income included $11.5 billion for the quarter ended January 31, 2025 (October 31, 2024: $12.2 billion; January 31, 2024: $11.9 billion), calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

5 0	CIBC FI RST QUARTER 2025

Consolidated statement of comprehensive income

Unaudited, millions of Canadian dollars, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
Net income	$2,171	$1,882	$1,728
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	2,453	479	(1,603)
Net gains (losses) on hedges of investments in foreign operations	(1,571)	(339)	962
	882	140	(641)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	110	(56)	160
Net (gains) losses reclassified to net income	(9)	5	(10)
	101	(51)	150
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	326	581	871
Net (gains) losses reclassified to net income	(35)	(331)	(116)
	291	250	755
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	19	143	(78)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(2)	(19)	(199)
Net gains (losses) on equity securities designated at FVOCI	3	(1)	–
	20	123	(277)
Total OCI (1)	1,294	462	(13)
Comprehensive income	$3,465	$2,344	$1,715
Comprehensive income attributable to non-controlling interests	$8	$8	$12
Preferred shareholders and other equity instrument holders	$88	$72	$67
Common shareholders	3,369	2,264	1,636
Comprehensive income attributable to equity shareholders	$3,457	$2,336	$1,703
(1)  Includes $3 million of losses for the quarter ended January 31, 2025 (October 31, 2024: $45 million of gains; January 31, 2024: $53 million of gains), relating to our investments in equity-accounted associates and joint ventures.

Unaudited, millions of Canadian dollars, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(63)	$(12)	$45
Net gains (losses) on hedges of investments in foreign operations	152	13	(96)
	89	1	(51)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	(11)	13	(32)
Net (gains) losses reclassified to net income	3	(2)	4
	(8)	11	(28)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(126)	(223)	(335)
Net (gains) losses reclassified to net income	14	127	45
	(112)	(96)	(290)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(8)	(28)	31
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	–	8	77
Net gains (losses) on equity securities designated at FVOCI	(1)	–	–
	(9)	(20)	108
	$(40)	$(104)	$(261)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2025	5 1

Consolidated statement of changes in equity

Unaudited, millions of Canadian dollars, for the three months ended	2025 Jan. 31	2024 Jan. 31
Preferred shares and other equity instruments
Balance at beginning of period	$4,946	$4,925
Issue of preferred shares and limited recourse capital notes	693	–
Redemption of preferred shares	(300)	–
Treasury shares	2	–
Balance at end of period	$5,341	$4,925
Common shares (Note 9)
Balance at beginning of period	$17,011	$16,082
Issue of common shares	77	367
Purchase of common shares for cancellation	(63)	–
Treasury shares	2	(2)
Balance at end of period	$17,027	$16,447
Contributed surplus
Balance at beginning of period	$159	$109
Compensation expense arising from equity-settled share-based awards	2	2
Exercise of stock options and settlement of other equity-settled share-based awards	(5)	(2)
Other (1)	10	(1)
Balance at end of period	$166	$108
Retained earnings
Balance at beginning of period	$33,471	$30,352
Net income attributable to equity shareholders	2,163	1,716
Dividends and distributions
Preferred and other equity instruments	(88)	(67)
Common	(914)	(839)
Premium on purchase of common shares for cancellation	(257)	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	–	1
Other	(9)	(1)
Balance at end of period	$34,366	$31,162
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$2,176	$2,162
Net change in foreign currency translation adjustments	882	(641)
Balance at end of period	$3,058	$1,521
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(307)	$(407)
Net change in debt securities measured at FVOCI	101	150
Balance at end of period	$(206)	$(257)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$509	$(1,026)
Net change in cash flow hedges	291	755
Balance at end of period	$800	$(271)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$842	$592
Net change in post-employment defined benefit plans	19	(78)
Balance at end of period	$861	$514
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(88)	$128
Net change attributable to changes in credit risk	(2)	(199)
Balance at end of period	$(90)	$(71)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$16	$14
Net gains (losses) on equity securities designated at FVOCI	3	–
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	–	(1)
Balance at end of period	$19	$13
Total AOCI, net of income tax	$4,442	$1,449
Non-controlling interests
Balance at beginning of period	$272	$232
Net income attributable to non-controlling interests	8	12
Dividends	(2)	(2)
Other	11	(7)
Balance at end of period	$289	$235
Equity at end of period	$61,631	$54,326
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral par
t of
these interim consolidated financial statements.

5 2	CIBC FIRST QUARTER 2025

Consolidated statement of cash flows

Unaudited, millions of Canadian dollars, for the three months ended	2025 Jan. 31	2024 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$2,171	$1,728
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	573	585
Amortization and impairment (1)	286	276
Stock options and restricted shares expense	2	2
Deferred income taxes	82	39
Losses (gains) from debt securities measured at FVOCI and amortized cost	(13)	(15)
Net losses (gains) on disposal of property and equipment	(3)	–
Other non-cash items, net	(491)	(690)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	5,218	(2,708)
Loans, net of repayments	(10,097)	35
Deposits, net of withdrawals	16,377	(4,051)
Obligations related to securities sold short	(864)	1,472
Accrued interest receivable	197	(63)
Accrued interest payable	(419)	197
Derivative assets	(2,130)	8,590
Derivative liabilities	4,183	(8,601)
Securities measured at FVTPL	(13,253)	(8,277)
Other assets and liabilities measured/designated at FVTPL	684	2,865
Current income taxes	(253)	(69)
Cash collateral on securities lent	917	(490)
Obligations related to securities sold under repurchase agreements	17,483	2,492
Cash collateral on securities borrowed	(1,581)	(5,112)
Securities purchased under resale agreements	(2,422)	7,489
Other, net	(5,292)	505
	11,355	(3,801)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,250
Redemption/repurchase/maturity of subordinated indebtedness	(55)	–
Issue of preferred shares and limited recourse capital notes, net of issuance cost	689	–
Redemption of preferred shares	(300)	–
Issue of common shares for cash	72	57
Purchase of common shares for cancellation	(320)	–
Net sale (purchase) of treasury shares	4	(2)
Dividends and distributions paid	(1,002)	(598)
Repayment of lease liabilities	(80)	(50)
Other, net	(5)	–
	(997)	657
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(17,966)	(20,511)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	5,519	5,688
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	7,134	6,351
Net sale (purchase) of property, equipment and software	(193)	(209)
	(5,506)	(8,681)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	113	(81)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	4,965	(11,906)
Cash and non-interest-bearing deposits with banks at beginning of period	8,565	20,816
Cash and non-interest-bearing deposits with banks at end of period (2)	$13,530	$8,910
Cash interest paid	$9,337	$9,288
Cash interest received	12,472	12,276
Cash dividends received	444	395
Cash income taxes paid	830	473
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash of $489 million (January 31, 2024: $498 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integ ral
part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2025	5 3

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2024.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2025.
Note 1. Changes in accounting policies
a) Current period changes in accounting standards
There are no new or amended accounting standards that are effective for CIBC this fiscal year, except for the additional disclosures provided in Note 11 to our interim consolidated financial statements as a result of the implementation of global minimum tax, which applied to CIBC as of November 1, 2024.
b) Future accounting policy changes
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2024 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2025.
Note 2. Significant estimates and assumptions
As disclosed in our 2024 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2024 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

5 4	CIBC FIRST QUARTER 2025

Note 3. Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
202 5	Financial assets
Jan. 31	Cash and deposits with banks	$47,811	$–	$–	$–	$47,811	$47,811	$–
	Securities	73,985	119,295	–	79,761	273,041	272,182	(859)
	Cash collateral on securities borrowed	18,609	–	–	–	18,609	18,609	–
	Securities purchased under resale agreements	62,670	23,473	–	–	86,143	86,143	–
	Loans
	Residential mortgages	282,202	1	–	–	282,203	282,589	386
	Personal	45,463	–	–	–	45,463	45,561	98
	Credit card	19,321	–	–	–	19,321	19,349	28
	Business and government (1)	220,419	613	100	–	221,132	221,290	158
	Derivative instruments	–	38,572	–	–	38,572	38,572	–
	Other assets	24,730	377	–	–	25,107	25,107	–
	Financial liabilities
	Deposits
	Personal	$241,205	$–	$17,461	$–	$258,666	$259,169	$503
	Business and government	421,950	–	21,583	–	443,533	444,552	1,019
	Bank	20,109	–	–	–	20,109	20,109	–
	Secured borrowings	58,715	–	1,153	–	59,868	60,013	145
	Derivative instruments	–	44,902	–	–	44,902	44,902	–
	Obligations related to securities sold short	–	20,778	–	–	20,778	20,778	–
	Cash collateral on securities lent	8,914	–	–	–	8,914	8,914	–
	Obligations related to securities sold under repurchase agreements	113,938	–	13,698	–	127,636	127,636	–
	Other liabilities (1)	20,119	163	3	–	20,285	20,285	–
	Subordinated indebtedness	7,498	–	–	–	7,498	7,733	235
2024	Financial assets
Oct. 31	Cash and deposits with banks	$48,064	$–	$–	$–	$48,064	$48,064	$–
	Securities	71,610	106,042	–	76,693	254,345	253,437	(908)
	Cash collateral on securities borrowed	17,028	–	–	–	17,028	17,028	–
	Securities purchased under resale agreements	58,744	24,977	–	–	83,721	83,721	–
	Loans
	Residential mortgages	280,220	3	–	–	280,223	279,805	(418)
	Personal	45,739	–	–	–	45,739	45,750	11
	Credit card	19,649	–	–	–	19,649	19,682	33
	Business and government (1)	212,460	116	105	–	212,681	212,750	69
	Derivative instruments	–	36,435	–	–	36,435	36,435	–
	Other assets	20,121	364	–	–	20,485	20,485	–
	Financial liabilities
	Deposits
	Personal	$235,593	$–	$17,301	$–	$252,894	$253,378	$484
	Business and government	414,441	–	21,058	–	435,499	436,528	1,029
	Bank	20,009	–	–	–	20,009	20,009	–
	Secured borrowings	55,285	–	1,170	–	56,455	56,588	133
	Derivative instruments	–	40,654	–	–	40,654	40,654	–
	Obligations related to securities sold short	–	21,642	–	–	21,642	21,642	–
	Cash collateral on securities lent	7,997	–	–	–	7,997	7,997	–
	Obligations related to securities sold under repurchase agreements	100,407	–	9,746	–	110,153	110,153	–
	Other liabilities (1)	20,657	158	19	–	20,834	20,834	–
	Subordinated indebtedness	7,465	–	–	–	7,465	7,698	233
(1)	Certain information has been revised to conform to the current period presentation.

CIBC FIRST QUARTER 2025	5 5

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2025 Jan. 31	2024 Oct. 31	2025 Jan. 31	2024 Oct. 31	2025 Jan. 31	2024 Oct. 31	2025 Jan. 31	2024 Oct. 31
Financial assets
Debt securities measured at FVTPL
Government issued or guaranteed	$4,003	$4,258	$33,588	$32,328	$–	$–	$37,591	$36,586
Corporate debt	–	–	4,092	4,385	80	–	4,172	4,385
Mortgage- and asset-backed	–	–	5,843	4,213	72	70	5,915	4,283
	4,003	4,258	43,523	40,926	152	70	47,678	45,254
Loans measured at FVTPL
Business and government	–	–	613	116	100 (1)	105 (1)	713	221
Residential mortgages	–	–	1	3	–	–	1	3
	–	–	614	119	100	105	714	224
Debt securities measured at FVOCI
Government issued or guaranteed	3,713	2,760	60,755	60,051	–	–	64,468	62,811
Corporate debt	–	–	10,007	9,083	–	–	10,007	9,083
Mortgage- and asset-backed	–	–	4,293	4,127	–	–	4,293	4,127
	3,713	2,760	75,055	73,261	–	–	78,768	76,021
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	70,640	59,904	1,008	916	962	640	72,610	61,460
Securities purchased under resale agreements measured at FVTPL	–	–	23,473	24,977	–	–	23,473	24,977
Other assets	–	–	377	364	–	–	377	364
Derivative instruments
Interest rate	3	2	6,826	6,718	23	51	6,852	6,771
Foreign exchange	–	–	19,128	15,525	12	–	19,140	15,525
Credit	–	–	3	2	49	44	52	46
Equity	5,349	5,821	4,649	5,157	6	6	10,004	10,984
Precious metal and other commodity	50	32	2,474	3,077	–	–	2,524	3,109
	5,402	5,855	33,080	30,479	90	101	38,572	36,435
Total financial assets	$83,758	$72,777	$177,130	$171,042	$1,304	$916	$262,192	$244,735
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(39,984)	$(39,290)	$(379)	$(416)	$(40,363)	$(39,706)
Obligations related to securities sold short	(7,627)	(9,199)	(13,151)	(12,443)	–	–	(20,778)	(21,642)
Obligations related to securities sold under repurchase agreements	–	–	(13,698)	(9,746)	–	–	(13,698)	(9,746)
Derivative instruments
Interest rate	(2)	(2)	(8,406)	(8,236)	(1,284)	(1,028)	(9,692)	(9,266)
Foreign exchange	–	–	(20,553)	(16,065)	–	(4)	(20,553)	(16,069)
Credit	–	–	(8)	(5)	(54)	(50)	(62)	(55)
Equity	(4,379)	(4,712)	(7,174)	(6,404)	(1)	(1)	(11,554)	(11,117)
Precious metal and other commodity	(41)	(39)	(3,000)	(4,108)	–	–	(3,041)	(4,147)
	(4,422)	(4,753)	(39,141)	(34,818)	(1,339)	(1,083)	(44,902)	(40,654)
Total financial liabilities	$(12,049)	$(13,952)	$(105,974)	$(96,297)	$(1,718)	$ (1,499)	$(119,741)	$(111,748)
(1)	Relates to loans designated at FVTPL.
(2)
Comprises deposits designated at FVTPL of $39,610 million (October 31, 2024: $39,008 million), net bifurcated embedded derivative liabilities of $587 million (October 31, 2024: $521 million), other liabilities designated at FVTPL of $3 million (October 31, 2024: $19 million), and other financial liabilities measured at fair value of $163 million (October 31, 2024: $158 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the trans
fer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended January 31, 2025, we transferred $457 million of securities measured at FVTPL or FVOCI
from Level 1 to Level 2 and
$
292
million
from Level 2 to Level 1, and $307 million of securities sold short from Level 1 to Level 2 and $132 million from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended October 31, 2024, $1,576 million of securities measured at FVTPL or FVOCI were transferred from Level 1 to Level 2 and $
575 million from Level 2 to Level 1, and $2,854 million of securities sold short from Level 1 to Level 2 and $429 million from Level 2 to Level 1
)
.
In addition, transfers between Level 2 and Level 3 were made during the quarters ended January 31, 2025 and October 31, 2024, primarily due to changes in the assessment of the observability of certain correlation and market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

5 6	CIBC FIRST QUARTER 2025

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI (3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jan. 31, 2025
Debt securities measured at FVTPL
Corporate debt	$–	$–	$(10)	$–	$–	$–	$90	$–	$80
Mortgage- and asset-backed	70	–	(1)	–	–	–	22	(19)	72
Loans measured at FVTPL
Business and government	105	–	1	4	–	–	–	(10)	100
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	640	(2)	20	9	–	–	304	(9)	962
Derivative instruments
Interest rate	51	–	(23)	–	–	(5)	–	–	23
Foreign exchange	–	–	12	–	–	–	–	–	12
Credit	44	–	5	–	–	–	–	–	49
Equity	6	–	–	–	–	–	–	–	6
Total assets	$916	$(2)	$4	$13	$–	$(5)	$416	$(38)	$1,304
Deposits and other liabilities (4)	$(416)	$5	$(23)	$–	$(3)	$2	$(1)	$57	$(379)
Derivative instruments
Interest rate	(1,028)	–	(310)	–	–	33	–	21	(1,284)
Foreign exchange	(4)	–	4	–	–	–	–	–	–
Credit	(50)	–	(4)	–	–	–	–	–	(54)
Equity	(1)	–	–	–	–	–	–	–	(1)
Total liabilities	$(1,499)	$5	$(333)	$–	$(3)	$35	$(1)	$78	$(1,718)
Oct. 31, 2024
Debt securities measured at FVTPL
Corporate debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	64	–	–	–	–	–	14	(8)	70
Loans measured at FVTPL
Business and government	113	–	1	1	–	–	–	(10)	105
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	623	(1)	7	(3)	–	–	25	(11)	640
Derivative instruments
Interest rate	86	–	(23)	–	–	(12)	–	–	51
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	46	(2)	(1)	–	–	–	1	–	44
Equity	9	–	1	–	–	(4)	–	–	6
Total assets	$941	$(3)	$(15)	$(2)	$–	$(16)	$40	$(29)	$916
Deposits and other liabilities (4)	$(388)	$2	$(52)	$–	$–	$2	$(18)	$38	$(416)
Derivative instruments
Interest rate	(934)	–	(119)	–	–	3	(4)	26	(1,028)
Foreign exchange	(5)	–	(4)	–	–	5	–	–	(4)
Credit	(51)	–	–	–	–	–	–	1	(50)
Equity	(1)	–	–	–	(2)	–	–	2	(1)
Total liabilities	$(1,379)	$2	$(175)	$–	$(2)	$10	$(22)	$67	$(1,499)
Jan. 31, 2024
Debt securities measured at FVTPL
Corporate debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	151	–	(3)	–	–	–	49	(50)	147
Loans measured at FVTPL
Business and government	144	–	3	(4)	–	–	–	(12)	131
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	587	2	(6)	(2)	–	–	30	(25)	586
Derivative instruments
Interest rate	21	–	97	–	–	(1)	–	–	117
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	46	(1)	–	–	–	–	–	–	45
Equity	4	–	–	–	2	(2)	2	(1)	5
Total assets	$953	$1	$91	$(6)	$2	$(3)	$81	$(88)	$1,031
Deposits and other liabilities (4)	$(242)	$9	$(114)	$–	$–	$7	$(77)	$18	$(399)
Derivative instruments
Interest rate	(1,817)	–	569	–	–	311	–	29	(908)
Foreign exchange	–	–	(9)	–	–	–	–	–	(9)
Credit	(52)	1	1	–	–	–	–	–	(50)
Equity	(5)	–	(1)	–	(1)	1	–	–	(6)
Total liabilities	$(2,116)	$10	$446	$–	$(1)	$319	$(77)	$47	$(1,372)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(3)	Foreign exchange translation on loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $210 million (October 31, 2024: $211 million; January 31, 2024: $212 million), net bifurcated embedded derivative liabilities of $166 million (October 31, 2024: $186 million; January 31, 2024: $174 million) and other liabilities designated at FVTPL of $3 million (October 31, 2024: $19 million; January 31, 2024: $13 million).

Financial instruments designated at FVTPL (FVO)
A net gain of $32 million, net of hedges for the three months ended Janu ar
y 31, 2025 (a net gain of $25 million and a net loss of $7 million for the three months ended October 31, 2024 and January 31, 2024, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities.
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in O
C
I.

CIBC FIRST QUARTER 2025	5 7

Note 4. Significant transactions
Sale of certain banking assets in the Caribbean
On October 31, 2023, CIBC Caribbean announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024. The sale of banking assets in Sint Maarten was completed on February 7, 2025 upon the satisfaction of the closing conditions. The impact of these transactions was not material.
Note 5. Securities
Securities

$ millions, as at	2025 Jan. 31	2024 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$79,761	$76,693
Securities measured at amortized cost (1)	73,985	71,610
Securities mandatorily measured and designated at FVTPL	119,295	106,042
	$273,041	$254,345
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2024: a realized gain of nil).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2025 Jan. 31					2024 Oct. 31
	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$13,693		$3	$(36)	$13,660	$11,715		$1	$(31)	$11,685
Other Canadian governments	15,366		6	(121)	15,251	16,506		9	(101)	16,414
U.S. Treasury and agencies	29,900		28	(108)	29,820	29,362		10	(220)	29,152
Other foreign governments	5,717		23	(3)	5,737	5,542		22	(4)	5,560
Mortgage-backed securities	3,579		1	(23)	3,557	3,493		–	(23)	3,470
Asset-backed securities	734		2	–	736	656		1	–	657
Corporate debt	10,005		9	(7)	10,007	9,085		7	(9)	9,083
	78,994		72	(298)	78,768	76,359		50	(388)	76,021
Corporate equity (2)	970		58	(35)	993	653		51	(32)	672
	$79,964		$130	$(333)	$79,761	$77,012		$101	$(420)	$76,693
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $20 million (October 31, 2024: $19 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended January 31, 2025 was nil (nil and nil for the three months ended October 31, 2024 and January 31, 2024, respectively), at the time of disposal.
Net realized cumulative after-tax gains of nil for the three months ended January 31, 2025 ($3 million and $
1 million of gains for the three months ended October 31, 2024 and January 31, 2024, respectively), were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at January 31, 2025 was $2 million (
$
1
 milli
on
 and $1 million for the three months ended October 31, 2024 and January 31, 2024, respectively). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at January 31, 2025 was nil (nil and nil for the three months ended October 31, 2024 and January 31, 2024, respectively).

58	CIBC FIRST QUARTER 2025

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
2025	Debt securities measured at FVOCI and amortized cost
Jan. 31	Balance at beginning of period	$7	$17	$12	$36
	Provision for (reversal of) credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	1	2
	Balance at end of period	$7	$18	$12	$37
	Comprises:
	Debt securities measured at FVOCI	$2	$18	$–	$20
	Debt securities measured at amortized cost	5	–	12	17
2024	Debt securities measured at FVOCI and amortized cost
Oct. 31	Balance at beginning of period	$7	$18	$12	$37
	Provision for (reversal of) credit losses (2)	–	(1)	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$7	$17	$12	$36
	Comprises:
	Debt securities measured at FVOCI	$2	$17	$–	$19
	Debt securities measured at amortized cost	5	–	12	17
2024	Debt securities measured at FVOCI and amortized cost
Jan. 31	Balance at beginning of period	$8	$20	$14	$42
	Provision for (reversal of) credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$7	$20	$13	$40
	Comprises:
	Debt securities measured at FVOCI	$1	$20	$–	$21
	Debt securities measured at amortized cost	6	–	13	19
(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC FIRST QUA RT ER 2025	59

Note 6. Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2025 Jan. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$89	$126	$234	$449
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(5)	(15)	(16)
Changes in model	–	–	–	–
Net remeasurement (2)	(38)	36	41	39
Transfers (2)
– to 12-month ECL	36	(35)	(1)	–
– to lifetime ECL performing	(2)	7	(5)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Total provision for (reversal of) credit losses (3)	–	1	22	23
Write-offs	–	–	(2)	(2)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(8)	(8)
Foreign exchange and other	2	1	4	7
Balance at end of period	$91	$128	$253	$472
Personal
Balance at beginning of period	$247	$546	$190	$983
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	7	(5)	(7)	(5)
Changes in model	(20)	76	–	56
Net remeasurement (2)	(119)	187	112	180
Transfers (2)
– to 12-month ECL	128	(126)	(2)	–
– to lifetime ECL performing	(15)	23	(8)	–
– to lifetime ECL credit-impaired	(1)	(19)	20	–
Total provision for (reversal of) credit losses (3)	(20)	136	115	231
Write-offs	–	–	(138)	(138)
Recoveries	–	–	17	17
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	1	(2)	5	4
Balance at end of period	$228	$680	$187	$1,095
Credit card
Balance at beginning of period	$295	$660	$–	$955
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	10	(5)	–	5
Changes in model	(26)	32	–	6
Net remeasurement (2)	(213)	264	112	163
Transfers (2)
– to 12-month ECL	232	(232)	–	–
– to lifetime ECL performing	(21)	21	–	–
– to lifetime ECL credit-impaired	–	(57)	57	–
Total provision for (reversal of) credit losses (3)	(18)	23	169	174
Write-offs	–	–	(204)	(204)
Recoveries	–	–	35	35
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$277	$683	$–	$960
Business and government
Balance at beginning of period	$265	$1,061	$401	$1,727
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	14	(22)	(21)	(29)
Changes in model	–	–	–	–
Net remeasurement (2)	(8)	79	103	174
Transfers (2)
– to 12-month ECL	47	(45)	(2)	–
– to lifetime ECL performing	(7)	9	(2)	–
– to lifetime ECL credit-impaired	–	(62)	62	–
Total provision for (reversal of) credit losses (3)	46	(41)	140	145
Write-offs	–	–	(77)	(77)
Recoveries	–	–	14	14
Interest income on impaired loans	–	–	(23)	(23)
Foreign exchange and other	9	37	17	63
Balance at end of period	$320	$1,057	$472	$1,849
Total ECL allowance (4)	$916	$2,548	$912	$4,376
Comprises:
Loans	$805	$2,396	$903	$4,104
Undrawn credit facilities and other off-balance sheet exposures (5)	111	152	9	272
(1)	Excludes the disposal and write-off of impaired loans.
(2)
Transfers represent stage movements of ECL allowances before net remeasurement. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)
See Note 5 to the interim consolidated financial statements for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at January 31, 2025, October 31, 2024 and January 31, 2024 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

6 0	CIBC FIRST QUARTER 2025

$ millions, as at or for the three months ended	2024 Oct. 31				2024 Jan. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$91	$153	$258	$502	$90	$142	$224	$456
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(8)	(20)	(24)	4	(2)	(9)	(7)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(36)	6	12	(18)	(20)	38	43	61
Transfers (2)
– to 12-month ECL	33	(32)	(1)	–	17	(16)	(1)	–
– to lifetime ECL performing	(3)	9	(6)	–	(2)	3	(1)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(1)	1	–
Total provision for (reversal of) credit losses (3)	(2)	(27)	(13)	(42)	(1)	22	33	54
Write-offs	–	–	(3)	(3)	–	–	(3)	(3)
Recoveries	–	–	–	–	–	–	4	4
Interest income on impaired loans	–	–	(9)	(9)	–	–	(6)	(6)
Foreign exchange and other	–	–	1	1	(1)	1	(2)	(2)
Balance at end of period	$89	$126	$234	$449	$88	$165	$250	$503
Personal
Balance at beginning of period	$179	$712	$193	$1,084	$174	$709	$181	$1,064
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	9	(15)	(12)	(18)	8	(14)	(11)	(17)
Changes in model	54	(127)	(6)	(79)	–	–	–	–
Net remeasurement (2)	(146)	144	127	125	(128)	183	108	163
Transfers (2)
– to 12-month ECL	164	(162)	(2)	–	140	(140)	–	–
– to lifetime ECL performing	(11)	18	(7)	–	(18)	19	(1)	–
– to lifetime ECL credit-impaired	–	(24)	24	–	–	(23)	23	–
Total provision for (reversal of) credit losses (3)	70	(166)	124	28	2	25	119	146
Write-offs	–	–	(141)	(141)	–	–	(126)	(126)
Recoveries	–	–	15	15	–	–	17	17
Interest income on impaired loans	–	–	(2)	(2)	–	–	(1)	(1)
Foreign exchange and other	(2)	–	1	(1)	–	1	(3)	(2)
Balance at end of period	$247	$546	$190	$983	$176	$735	$187	$1,098
Credit card
Balance at beginning of period	$193	$648	$–	$841	$181	$591	$–	$772
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	5	(4)	–	1	6	(19)	–	(13)
Changes in model	86	(34)	–	52	–	–	–	–
Net remeasurement (2)	(153)	273	110	230	(94)	165	77	148
Transfers (2)
– to 12-month ECL	183	(183)	–	–	119	(119)	–	–
– to lifetime ECL performing	(19)	19	–	–	(18)	18	–	–
– to lifetime ECL credit-impaired	–	(59)	59	–	–	(56)	56	–
Total provision for (reversal of) credit losses (3)	102	12	169	283	13	(11)	133	135
Write-offs	–	–	(204)	(204)	–	–	(160)	(160)
Recoveries	–	–	35	35	–	–	27	27
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$295	$660	$–	$955	$194	$580	$–	$774
Business and government
Balance at beginning of period	$311	$991	$389	$1,691	$294	$864	$667	$1,825
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	8	(28)	(18)	(38)	3	(20)	(11)	(28)
Changes in model	(40)	17	–	(23)	12	29	–	41
Net remeasurement (2)	(87)	165	133	211	(85)	211	111	237
Transfers (2)
– to 12-month ECL	76	(72)	(4)	–	51	(49)	(2)	–
– to lifetime ECL performing	(8)	11	(3)	–	(9)	11	(2)	–
– to lifetime ECL credit-impaired	–	(29)	29	–	–	(111)	111	–
Total provision for (reversal of) credit losses (3)	(51)	64	137	150	(28)	71	207	250
Write-offs	–	–	(125)	(125)	–	–	(222)	(222)
Recoveries	–	–	10	10	–	–	18	18
Interest income on impaired loans	–	–	(20)	(20)	–	–	(23)	(23)
Foreign exchange and other	5	6	10	21	(8)	(23)	(10)	(41)
Balance at end of period	$265	$1,061	$401	$1,727	$258	$912	$637	$1,807
Total ECL allowance (4)	$896	$2,393	$825	$4,114	$716	$2,392	$1,074	$4,182
Comprises:
Loans	$800	$2,301	$816	$3,917	$631	$2,316	$1,073	$4,020
Undrawn credit facilities and other off-balance sheet exposures (5)	96	92	9	197	85	76	1	162
See previous page for footnote references.

CIBC FIRST QUARTER 2025	6 1

Inputs, assumptions and model techniques
We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in forecasting forward-looking information and estimating the impact that the macroeconomic environment, including the level and duration of potential tariffs that could be imposed by the U.S. government, fiscal and monetary policies that may be enacted in response to tariffs, the expectation for lower interest rates even in the absence of a trade war, the easing of inflationary pressures, and geopolitical events will have on the level of ECL allowance and period-over-period volatility of the provision for credit losses. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required. See Note 5 to our consolidated financial statements in our 2024 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at January 31, 2025	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth

Canada (2)	1.8%	2.1%	2.4%	2.6%	0.4%	1.3%
United States	2.2%	2.0%	2.9%	2.8%	0.5%	1.0%
Unemployment rate
Canada (2)	6.6%	5.9%	6.2%	5.4%	7.4%	6.8%
United States	4.3%	4.0%	3.6%	3.4%	4.9%	4.6%
Canadian Housing Price Index year-over-year growth (2)	3.9%	3.0%	6.4%	5.2%	0.3%	0.3%
Canadian household debt service ratio	14.7%	14.8%	14.5%	14.6%	15.3%	15.2%
West Texas Intermediate Oil Price (US$)	$74	$74	$89	$96	$56	$63

As at October 31, 2024
Real GDP year-over-year growth
Canada (2)	1.6%	2.3%	2.5%	2.7%	0.4%	1.4%
United States	2.0%	2.0%	3.0%	2.9%	0.7%	0.9%
Unemployment rate
Canada (2)	6.6%	5.9%	5.7%	5.2%	7.2%	6.8%
United States	4.5%	4.0%	3.7%	3.3%	5.1%	4.7%
Canadian Housing Price Index year-over-year growth (2)	2.6%	2.5%	7.1%	4.0%	(2.3)%	0.9%
Canadian household debt service ratio	14.8%	14.8%	14.4%	14.7%	15.3%	15.2%
West Texas Intermediate Oil Price (US$)	$78	$74	$88	$100	$60	$61
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations and uncertainties as at January 31, 2025, and October 31, 2024, respectively, and does not reflect changes in expectations that may have subsequently arisen. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.
Our underlying base case projection as at January 31, 2025 continues to be characterized by modest real GDP growth in Canada, and slightly stronger growth in the U.S. which has generally been more resilient to higher interest rates. Our base case projection for Canada as at January 31, 2025 assumes that any tariffs will be short term and have limited impact on growth and unemployment. Our base case also assumes that interest rates will continue to decline until the middle of calendar 2025, but remain at higher than pre-pandemic levels.
Our downside case forecast assumes slower growth in Canada due to increasing economic uncertainty. Our downside case forecast as at January 31, 2025 is generally consistent with a more pronounced and longer lasting trade dispute between Canada and the United States, including higher unemployment rates in Canada and lower consumer spending. The downside case forecast for the U.S. assumes slow growth for the remainder of calendar 2025. The downside forecasts also reflect slower recoveries thereafter to lower levels of sustained economic activity and unemployment rates persistently above where they stood pre-pandemic. The upside scenario continues to reflect a better economic environment than the base case forecast.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. To address the significant uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $465 million lower than the recognized ECL as at January 31, 2025 (October 31, 2024: $246 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $951 million higher than the recognized ECL as at January 31, 2025 (October 31, 2024: $737 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

6 2	CIBC FIRST QUARTER 2025

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2024 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2025 Jan. 31					2024 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$165,700	$2,082	$–		$167,782	$160,515	$6,130	$–		$166,645
– Very low	85,019	2,806	–		87,825	81,198	5,926	–		87,124
– Low	10,894	2,746	–		13,640	10,329	3,638	–		13,967
– Medium	1,147	6,536	–		7,683	851	6,534	–		7,385
– High	6	1,519	–		1,525	7	1,561	–		1,568
– Default	–	–	888		888	–	–	790		790
– Not rated	2,877	223	232		3,332	2,757	232	204		3,193
Gross residential mortgages (3)(4)	265,643	15,912	1,120		282,675	255,657	24,021	994		280,672
ECL allowance	91	128	253		472	89	126	234		449
Net residential mortgages	265,552	15,784	867		282,203	255,568	23,895	760		280,223
Personal
– Exceptionally low	16,348	188	–		16,536	16,689	83	–		16,772
– Very low	9,794	181	–		9,975	9,685	12	–		9,697
– Low	9,924	1,824	–		11,748	10,498	1,374	–		11,872
– Medium	3,357	2,167	–		5,524	3,848	1,822	–		5,670
– High	426	1,157	–		1,583	465	1,102	–		1,567
– Default	–	–	265		265	–	–	260		260
– Not rated	786	29	36		851	782	29	32		843
Gross personal (4)	40,635	5,546	301		46,482	41,967	4,422	292		46,681
ECL allowance	204	628	187		1,019	221	531	190		942
Net personal	40,431	4,918	114		45,463	41,746	3,891	102		45,739
Credit card
– Exceptionally low	6,428	–	–		6,428	7,185	–	–		7,185
– Very low	477	–	–		477	502	–	–		502
– Low	6,945	86	–		7,031	6,800	4	–		6,804
– Medium	3,383	2,121	–		5,504	3,853	1,512	–		5,365
– High	2	558	–		560	2	522	–		524
– Default	–	–	–		–	–	–	–		–
– Not rated	174	8	–		182	165	6	–		171
Gross credit card	17,409	2,773	–		20,182	18,507	2,044	–		20,551
ECL allowance	246	615	–		861	279	623	–		902
Net credit card	17,163	2,158	–		19,321	18,228	1,421	–		19,649
Business and government
– Investment grade	107,092	561	–		107,653	101,809	722	–		102,531
– Non-investment grade	100,410	8,575	–		108,985	97,131	9,000	–		106,131
– Watchlist	26	3,987	–		4,013	25	3,745	–		3,770
– Default	–	–	1,841		1,841	–	–	1,628		1,628
– Not rated	376	16	–		392	230	15	–		245
Gross business and government (3)(5)	207,904	13,139	1,841		222,884	199,195	13,482	1,628		214,305
ECL allowance	264	1,025	463		1,752	211	1,021	392		1,624
Net business and government	207,640	12,114	1,378		221,132	198,984	12,461	1,236		212,681
Total net amount of loans	$530,786	$34,974	$2,359		$568,119	$514,526	$41,668	$2,098		$558,292
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $20 million (October 31, 2024: $19 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $17 million were recognized as at January 31, 2025 (October 31, 2024: $17 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at January 31, 2025 and October 31, 2024. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $2 million (October 31, 2024: $8 million) which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $1 million (October 31, 2024: $3 million) of residential mortgages and $713 million (October 31, 2024: $221 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Includes customers’ liability under acceptances of $10 million (October 31, 2024: $6 million).

CIBC FIRST QUARTER 2025	6 3

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2025 Jan. 31				2024 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$165,728	$445	$–	$166,173	$164,577	$117	$–	$164,694
– Very low	15,061	298	–	15,359	15,112	4	–	15,116
– Low	15,495	1,365	–	16,860	14,988	984	–	15,972
– Medium	2,100	1,647	–	3,747	2,263	1,280	–	3,543
– High	319	551	–	870	325	539	–	864
– Default	–	–	45	45	–	–	43	43
– Not rated	582	7	–	589	565	9	–	574
Gross retail	199,285	4,313	45	203,643	197,830	2,933	43	200,806
ECL allowance	55	120	–	175	42	52	–	94
Net retail	199,230	4,193	45	203,468	197,788	2,881	43	200,712
Business and government
– Investment grade	164,733	591	–	165,324	156,560	571	–	157,131
– Non-investment grade	70,837	3,022	–	73,859	66,788	3,018	–	69,806
– Watch list	20	890	–	910	28	878	–	906
– Default	–	–	205	205	–	–	123	123
– Not rated	1,005	42	–	1,047	1,117	91	–	1,208
Gross business and government	236,595	4,545	205	241,345	224,493	4,558	123	229,174
ECL allowance	56	32	9	97	54	40	9	103
Net business and government	236,539	4,513	196	241,248	224,439	4,518	114	229,071
Total net undrawn credit facilities and other off-balance sheet exposures	$435,769	$8,706	$241	$444,716	$422,227	$7,399	$157	$429,783
Note 7. Deposits
(1)(2)

$ millions, as at				2025 Jan. 31	2024 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$14,922	$141,767	$101,977	$258,666	$252,894
Business and government (7)	107,619	114,847	221,067	443,533	435,499
Bank	11,588	267	8,254	20,109	20,009
Secured borrowings (8)	–	–	59,868	59,868	56,455
	$134,129	$256,881	$391,166	$782,176	$764,857
Comprises:
Held at amortized cost				$742,566	$725,849
Designated at fair value				39,610	39,008
				$782,176	$764,857
Total deposits include (9):
Non-interest-bearing deposits
Canada				$86,377	$84,460
U.S.				12,502	12,927
Other international				6,282	5,691
Interest-bearing deposits
Canada				531,980	526,186
U.S.				108,289	101,141
Other international				36,746	34,452
				$782,176	$764,857
(1)
Includes deposits of $298.7 billion (October 31, 2024: $288.4 billion) denominated in U.S. dollars and deposits of $54.4 billion (October 31, 2024: $52.9 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $0.8 billion (October 31, 2024: $0.6 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $66.2 billion (October 31, 2024: $61.1 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $16.1 billion (October 31, 2024: $15.5 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

Note 8. Subordinated indebtedness
On January 22, 2025, we announced the redemption of all US$
10
 million of our Floating Rate Subordinated Capital Debentures due 2085 on February 28, 2025. In accordance with their terms, the Debentures will be redeemed at
100
% of their principal amount, plus accrued and unpaid interest thereon.
On January 31, 2025, we redeemed all US$38 million of our Floating Rate Subordinated Capital Debentures due 2084. In accordance with their terms, the Debentures were redeemed at
100
% of their principal amount, plus accrued and unpaid interest thereon.

64	CIBC FIRST QUARTER 2025

Note 9. Share capital
Common shares

$ millions, except number of shares, for the three months ended	2025 Jan. 31		2024 Jan. 31
	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	942,294,598	$17,011	931,098,941	$16,082
Issuance pursuant to:
Equity-settled share-based compensation plans	1,261,526	77	379,025	20
Shareholder investment plan (1)	629	–	5,117,729	308
Employee share purchase plan (2)	–	–	671,192	39
	943,556,753	$17,088	937,266,887	$16,449
Purchase of common shares for cancellation	(3,500,000)	(63)	–	–
Treasury shares	24,502	2	(43,542)	(2)
Balance at end of period	940,081,255	$17,027	937,223,345	$16,447
(1)
Commencing with dividends paid on January 28, 2025 and for future dividends declared until further notice, common shares received by participants under the Shareholder investment plan will be purchased from the open market, a change from issuance from Treasury. For the share purchase option, this change became effective February 1, 2025.

(2)
Commencing October 11, 2024, employee contributions to our Canadian employee share purchase plan (ESPP) were used to acquire common shares in the open market. Previously, these shares were issued from Treasury.

Normal course issuer bid (NCIB)
On September 6, 2024, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing
20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2025. 3,500,000 common shares have been purchased and cancelled during the quarter at an average price of $91.59 for a total amount of $320 million.
Preferred shares and other equity instruments
Issuance
Limited Recourse Capital Notes Series 5 (NVCC) (subordinated indebtedness) (LRCN Series 5 Notes)
On November 5, 2024, we issued USD$500 million principal amount of 6.950% LRCN Series 5 Notes. The LRCN Series 5 Notes mature on January 28, 2085, and bear interest at a fixed rate of 6.950% per annum (paid quarterly) until
January 28, 2030
. Starting on January 28, 2030, and every five years thereafter until January 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.833% per annum.
Concurrently with the issuance of the LRCN Series 5 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 59 (NVCC) (the Series 59 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 59 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 5 Notes when due, the sole remedy of each LRCN Series 5 Note holder is limited to that holder’s proportionate share of the Series 59 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 5 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2030, at par.
Redemption
On January 31, 2025, we redeemed all 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares), at a redemption price of $25.00 per Series 41 share, for a total redemption cost of $300 million.
Regulatory capital, leverage and total loss absorbing capacity (TLAC) ratios
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at		2025 Jan. 31	2024 Oct. 31
Common Equity Tier 1 (CET1) capital		$46,213	$44,516
Tier 1 capital	A	51,574	49,481
Total capital		59,114	56,809
Total risk-weighted assets (RWA)	B	341,930	333,502
CET1 ratio		13.5%	13.3%
Tier 1 capital ratio		15.1%	14.8%
Total capital ratio		17.3%	17.0%
Leverage ratio exposure	C	$1,205,520	$1,155,432
Leverage ratio	A/C	4.3%	4.3%
TLAC available	D	$107,533	$101,062
TLAC ratio	D/B	31.4%	30.3%
TLAC leverage ratio	D/C	8.9%	8.7%
Our regulatory capital ratios are determined in accordance with the Cap ita
l Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.5%, which was increased from 3.0
% effective November 1, 2023. This results in current targets, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios of
11.5%, 13.0%, and 15.0%, respectively.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.
Under the TLAC guideline, OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.5% as noted above), and a minimum TLAC leverage ratio of 7.25%.
These targets may be higher for certain institutions at OSFI’s discretion. During the quarter ended January 31, 2025, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

CIBC FIRST QUARTER 2025	6 5

Note 10. Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
	Pension plans			Other post-employment plans
Current service cost	$57	$48	$48	$1	$2	$1
Net interest (income) expense	(20)	(16)	(16)	5	6	6
Interest expense on effect of asset ceiling	1	–	–	–	–	–
Plan administration costs	2	2	2	–	–	–
Net defined benefit plan expense (income) recognized in net income	$40	$34	$34	$6	$8	$7
Defined contribution plan expe
ns
e

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
Defined contribution pension plans	$20	$17	$22
Government pension plans (1)	56	50	43
Total defined contribution plan expense	$76	$67	$65
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

$ millions, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
	Pension plans			Other post-employment plans
Net actuarial gains (losses) on defined benefit obligations	$(166)	$(5)	$(699)	$(7)	$38	$(35)
Net actuarial gains (losses) on plan assets	199	166	626	–	–	–
Changes in asset ceiling excluding interest income	1	(28)	(1)	–	–	–
Net remeasurement gains (losses) recognized in OCI	$34	$133	$(74)	$(7)	$38	$(35)
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 11. Income taxes
The Canada Revenue Agency (CRA) has reassessed CIBC’s 2011–2019 taxation years for approximately $
1,847

million of income taxes related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in respect of its 2011 taxation year to put the matter in litigation. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
As previously reported, potential aggregate exposure remaining in respect of foreign exchange capital loss matters is approximately $
76
 million. No amounts have been accrued in the interim consolidated financial statements.
On June 20, 2024, Canada enacted the
Global Minimum Tax Act
(GMTA) to adopt the Organisation for Economic
Co-operation
and Development’s (OECD) Pillar Two, which implements a
15
% global minimum corporate tax on certain multinational enterprises (GMT). GMT is in different stages of adoption globally. Certain jurisdictions in which we operate have implemented GMT, which applied to CIBC as of November 1, 2024.
The impact of GMT on the consolidated effective tax rate is within a
1
% range in the first quarter of 2025.
Note 12. Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2025 Jan. 31	2024 Oct. 31	2024 Jan. 31
Basic earnings per share
Net income attributable to equity shareholders	$2,163	$1,874	$1,716
Less: Preferred share dividends and distributions on other equity instruments	88	72	67
Net income attributable to common shareholders	$2,075	$1,802	$1,649
Weighted-average common shares outstanding (thousands)	942,039	944,283	931,775
Basic earnings per share	$2.20	$1.91	$1.77
Diluted earnings per share
Net income attributable to common shareholders	$2,075	$1,802	$1,649
Weighted-average common shares outstanding (thousands)	942,039	944,283	931,775
Add: Stock options potentially exercisable (1) (thousands)	5,306	4,326	555
Weighted-average diluted common shares outstanding (thousands)	947,345	948,609	932,330
Diluted earnings per share	$2.19	$1.90	$1.77
(1)
Excludes average options outstanding of 1,615,008 (October 31, 2024: nil; January 31, 2024: 7,202,031) with a weighted-average exercise price of $94.35 (October 31, 2024: nil; January 31, 2024: $63.27) for the quarter ended January 31, 2025, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

66	CIBC FIRST QUARTER 2025

Note 13. Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 21 to the consolidated financial statements included in our 2024 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18 to the consolidated financial statements included in our 2024 Annual Report and Note 11 to our interim consolidated financial statements.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.7 billion as at January 31, 2025. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at January 31, 2025, consist of the significant legal matters disclosed in Note 21 to the consolidated financial statements included in our 2024 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following developments related to our significant legal proceedings occurred since the issuance of our 2024 annual consolidated financial statements:
•	Quantum Biopharma v. CIBC World Mar kets Inc., et al.: In January 2025, CIBC World Markets Inc. filed motions to dismiss.
•
Salko v.
CIBC Investor Services Inc., CIBC World Markets Inc., et al.:
In January 2025, the Quebec Court of Appeal dismissed the plaintiff’s appeal of the certification decision. The class action continues to be certified against CIBC Investor Services Inc. and other defendants, but is dismissed against CIBC World Markets Inc.

Other than the items described above, there are no significant developments in the matters identified in Note 21 to the consolidated financial statements included in our 2024 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2024 annual consolidated financial statements.
Note 14. Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

$ millions, for the three months ended		2025 Jan. 31		2024 Oct. 31		2024 Jan. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$10,679	$8,270	$11,225	$8,990	$11,056	$8,938
Debt securities measured at FVOCI (1)	862	n/a	961	n/a	867	n/a
Other (3)	1,178	648	1,045	608	811	547
Total	$12,719	$8,918	$13,231	$9,598	$12,734	$9,485
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

CIBC FIRST QUARTER 2025	67

Note 15. Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as an online brokerage platform to retail customers and asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in six U.S. markets.
Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
External reporting changes were made in the first quarter of 2025, which affected the results of our SBUs. See the shaded section in “MD&A – External reporting changes” for additional details.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2025	Net interest income	$2,326	$718	$562	$70	$125	$3,801
Jan. 31	Non-interest income (1)	597	985	285	1,504	109	3,480
	Total revenue	2,923	1,703	847	1,574	234	7,281
	Provision for credit losses	428	39	68	21	17	573
	Amortization and impairment (2)	58	1	23	1	203	286
	Other non-interest expenses	1,402	852	447	704	187	3,592
	Income (loss) before income taxes	1,035	811	309	848	(173)	2,830
	Income taxes	270	220	53	229	(113)	659
	Net income (loss)	$765	$591	$256	$619	$(60)	$2,171
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	765	591	256	619	(68)	2,163
	Average assets (3)(4)	$338,184	$100,474	$65,791	$375,453	$218,905	$1,098,807
2024	Net interest income	$2,239	$676	$506	$34	$178	$3,633
Oct. 31 (5)	Non-interest income (1)	603	926	227	1,121	107	2,984
	Total revenue	2,842	1,602	733	1,155	285	6,617
	Provision for credit losses	280	24	83	31	1	419
	Amortization and impairment (2)	55	–	25	3	206	289
	Other non-interest expenses	1,408	823	390	649	232	3,502
	Income (loss) before income taxes	1,099	755	235	472	(154)	2,407
	Income taxes	307	204	35	126	(147)	525
	Net income (loss)	$792	$551	$200	$346	$(7)	$1,882
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	792	551	200	346	(15)	1,874
	Average assets (3)(4)	$336,470	$98,070	$61,907	$332,561	$206,839	$1,035,847
2024	Net interest income (6)	$2,105	$488	$465	$141	$50	$3,249
Jan. 31 (5)	Non-interest income (1)	574	949	222	1,169	58	2,972
	Total revenue (6)	2,679	1,437	687	1,310	108	6,221
	Provision for (reversal of) credit losses	337	20	244	–	(16)	585
	Amortization and impairment (2)	58	–	23	2	193	276
	Other non-interest expenses	1,308	700	460	588	133	3,189
	Income (loss) before income taxes	976	717	(40)	720	(202)	2,171
	Income taxes (6)	262	194	(32)	198	(179)	443
	Net income (loss)	$714	$523	$(8)	$522	$(23)	$1,728
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$12	$12
	Equity shareholders	714	523	(8)	522	(35)	1,716
	Average assets (3)(4)	$332,637	$93,331	$59,152	$302,030	$195,171	$982,321
(1)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(2)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Certain prior period information has been restated for the external reporting changes noted above.
(6)
Capital Markets net interest income and income taxes include a taxable equivalent basis (TEB) adjustment of $68 million for the three months ended January 31, 2024 with equivalent offsets in Corporate and Other.

68	CIBC FIRST QUARTER 2025

TO REACH US:
Corporate Secretary
: Shareholders may
e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call
416-813-3743,
or
e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 27, 2025 at 7:30 a.m. (ET). The call will be available in English
(416-340-2217,
or
toll-free
1-800-806-5484,
passcode 1073773#) and French
(514-392-1587,
or
toll-free
1-800-898-3989,
passcode 5601311#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) March 13, 2025. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 7808652#. To access the replay in French, call
514-861-2272
or
1-800-408-3053,
passcode 4825374#.
Audio Webcast
: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 27, 2025 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 3, 2025.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt
: Information on CIBC’s
bail-in
debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at shareholderinquiries@tmx.com.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 1/24	$87.64

Dec. 2/24	$90.99

Jan. 2/25	$91.30

Jan. 28/25		$92.74

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com